James R. Gibson
Interim Principal Financial Officer
Direct Dial (408) 731-5201
Fax (408) 731-5382
jim_gibson@affymetrix.com

June 15, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Gary Todd
Reviewing Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:       Affymetrix, Inc. (File No. 000-28218)
Form 10-K for the fiscal year ended December 31, 2006, filed March 1, 2007;
Form 10-K/A for the fiscal year ended December 31, 2005;
Form 8-K dated February 7, 2007

Dear Mr. Todd:

Affymetrix, Inc. hereby responds to your letter dated April 24, 2007 regarding the review and comments of the Staff relating to our Form 10-K for the fiscal year ended December 31, 2006, Form 10-K/A for the fiscal year ended December 31, 2005 and Form 8-K dated February 7, 2007.  This response letter has been numbered to correspond with your comment letter. Upon clearing the Staff's comments, the Company will proceed to amend and refile the corresponding changes to the Form 10-K/A for the fiscal year ended December 31, 2005, which are also submitted herewith. Thank you again for the courtesy of granting the Company an extension of time to respond to your comment letter.

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 61

1.
We see that you continue to present stock-based compensation as a separate line item in your consolidated statements of operations for periods prior to December 31, 2006.  Expenses related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees.  Please

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

reference SAB 14-F.  Please revise future filings to classify stock-based compensation for all periods in an appropriate financial statement line item.

Affymetrix’ Response:

The Company acknowledges the Staff’s comment regarding the presentation of stock-based compensation and will comply in future filings. Consistent with the Staff’s request, our Form 10-Q for the three months ended March 31, 2007 as filed properly presents stock-based compensation expense under SFAS No. 123R, “Share-Based Payment”, in the same financial statement captions as cash compensation paid to the same employees on the face of our condensed consolidated statements of operations, and in the supporting detail presented in its Note 2.

Pursuant to the Staff’s request, in future filings we will continue to classify stock-based compensation for all periods in the appropriate financial statement line items. Additionally, please refer to our response to Staff’s comment # 6 below.

Note 2.  Summary of Significant Accounting Policies, page 65

2.
Please tell us and revise future filings to disclose the specific changes in facts, circumstances, scope of operations and business practices that resulted in the functional currency for Affymetrix Pte Ltd changing from the local currency to the U.S. Dollar.  Refer to Appendix A to SFAS 52.

Affymetrix’ Response:

The Company is providing the following supplemental information to the Staff.  In the course of management’s determination that a change in the functional currency for Affymetrix Pte Ltd (“Singapore entity”) was warranted from the local currency to the U.S.Dollar (“USD”), management reassessed the appropriateness of the functional currency in light of certain significant changing circumstances and concluded that the functional currency should be changed to the USD.  This assessment encompassed a review of our functional currencies and authoritative guidance under Appendix A of SFAS 52, an analysis of the facts and changed circumstances and management’s conclusion on the issue.  Pursuant to the Staff’s request, following are the salient changes in facts, circumstances, scope of operations and business practices:

•	Prior to 2006, the Company’s Singapore operations consisted primarily of a small local sales office with a limited staff and local currency operating expenses denominated in Singapore dollars (“S$”).

•	During 2006, the Company entered into a transitional state of its growth and in order to meet new and expanding demands created by

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

our customers and competitors commenced a global realignment as of March 31, 2006. The realignment included establishing, in Singapore, a manufacturing facility to primarily service non-US markets around the world thus transforming our Singapore operation into a global resource for the Company. Additionally, we implemented new global pricing standards indexed to the USD and created centralized regional sales offices.

•
As of December 31, 2006, the Company had substantially completed and put into service its new manufacturing facility in Singapore, wherein USD25 million has been invested by the parent, or otherwise from USD sources, in property, plant and equipment, as funds denominated in USD. Purchases of manufacturing supplies and components are primarily sourced by the parent Company and are primarily invoiced to the Singapore entity in USD. Product output of this facility now services the requirements of our European operations and the rest of the world, and such orders are denominated in USD.  To support these new activities, the Singapore entity employed 109 employees as of December 31, 2006, as compared to 7 employees as of December 31, 2005.

•
Finally, the Company reviewed the various salient economic indicators as outlined in SFAS No. 52 ‘Foreign Currency Translation’ Appendix A.  As a result of this review, management determined that there was a significant event leading to a change in economic facts and circumstances, and that the event changed the Singapore entity’s primary economic environment to the USD and the functional currency for the Singapore entity was therefore changed to the USD.

Pursuant to the Staff’s request, in future filings we will disclose the specific changes in fact, circumstances, scope of operations and business practices that resulted in the functional currency for Affymetrix Pte Ltd changing from the local currency, S$, to the USD, effective April 1, 2006, in a manner consistent with the material facts as presented above.

Note 4.  Acquisition, page 75

3.
We note the disclosure on page 76 that a valuation of the purchased intangibles and in-process technology was undertaken by a third party valuation specialist.  Please revise future filings, beginning with your next 10-Q, to name the independent valuation firm.  In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

appraisal firm in the “Experts” section and include its consent in the registration statement.

Affymetrix’ Response:

The Company acknowledges the Staff’s comment regarding the reference to the use of a third party valuation specialist assisting management in the valuation of our purchased intangibles and in-process technology. The Staff should please note that our Form 10-Q for the three months ended March 31, 2007 as filed excludes any reference to unnamed third party appraisal specialists regarding management’s determination of the valuation of our purchased intangibles and in-process technology.

Pursuant to the Staff’s request, in future filings we will indicate that management is responsible for determining the valuation of our purchased intangibles and in-process technology and will continue to exclude any reference to any third party appraisal specialists assisting management in that valuation of our purchased intangibles and in-process technology unless we name such independent valuation firm.  Additionally, we will revise our Form 10-K/A for the fiscal year ended December 31, 2005 such that in filing the second amendment we will delete references to all unnamed third party appraisal specialists. Please refer to Attachment F for our revised presentation of this information.

Further, the Company acknowledges the Staff’s comment regarding the incorporation of our Form 10-K for the fiscal year ended December 31, 2006, as filed March 1, 2007, into future registration statements.

Note 15.  Senior Convertible Notes, page 88

4.
We see that the conversion price for your senior convertible notes is subject to adjustment in certain circumstances as described on pages 88 and 89 of your filing.  Tell us how you have applied the guidance in EITF Issue 00-19 in evaluation; whether the various features of your senior convertible notes, including for example, the conversion feature, are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133.  In this regard, it appears that this note may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the note has a feature wherein the conversion price is reset.  Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.

Affymetrix’ Response:

In response to the Staff’s comment, the Company is supplementally providing the following information regarding the accounting and financial reporting for its $120

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

million of 0.75% Senior Convertible Notes (the “Notes”) issued in December 2003.  In summary, the Notes are convertible into common stock at an initial conversion price of $31.01 per share, or 32.2431 shares per $1,000 principal amount of notes. The market price of the Company’s stock at the date the Notes were priced was $24.23 per share.  The Note conversion rate is subject to adjustment pursuant to “standard anti-dilution provisions” as contemplated in the definition of “equity restructuring” in SFAS No. 123 (revised 2004), Share-Based Payment.  The conversion rate is also subject to certain non-standard anti-dilution provisions.  Therefore, the Notes cannot be considered conventional convertible debt, as contemplated in paragraph 4 of EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.”  In addition, the Company can call the Notes and the holders can cause the Company to redeem the Notes, all for cash plus accrued interest, under certain circumstances, as more fully described below.

We concluded that, at the date of issuance and each quarter thereafter, none of the various features of the Notes are embedded derivatives that should be separated from the Notes, be recorded as liabilities, and accounted for at fair value under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.  In our 2007 Form 10-K, we will enhance our footnote disclosure to clarify that none of the embedded derivatives are required to be bifurcated and accounted for separately from the Notes pursuant to SFAS 133.

Detailed Analysis

Debt Features
The Company reviewed the four debt features, comprised of one conversion feature and three put and call features, described below, each of which it concluded represents an embedded derivative feature potentially requiring bifurcation, to determine the appropriate accounting.

1. Conversion Feature

The holders may convert their Notes into shares of common stock at a conversion rate of $31.01 per share or 32.2431 shares per $1,000 principal amount of Notes, subject to further adjustment, only under the following circumstances:

i.
During any conversion period prior to December 15, 2028, if the sale price of the Company’s common stock, for at least 20 trading days in the period of 30 consecutive trading days ending on the first day of such conversion period, is more than 130% of the applicable conversion price of the Notes on the first day of the conversion period;

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

ii.
During the five consecutive business day period following any five consecutive trading-day period in which the average of the trading prices for the Notes was less than 98% of the average selling price of the Company’s common stock during such five trading-day period multiplied by the applicable conversion rate; provided, however, that if, on the date of any conversion pursuant to the trading price condition that is on or after December 15, 2028, the sale price of the Company’s common stock on the trading day before the conversion date is greater than 100% of the conversion price, then holders surrendering Notes for conversion will receive, in lieu of shares of the Company’s common stock based on the then applicable conversion rate, shares of common stock with a value equal to the principal amount of the Notes being converted (a "principal value conversion"). Shares of the Company’s common stock delivered upon a principal value conversion will be valued at the greater of the applicable conversion price on the eighth day prior to the conversion date and the sale price on the conversion date;

iii.
At any time after the sale price of the Company’s common stock is more than 130% of the applicable conversion price on any date on or after December 15, 2028 through the business day immediately prior to the maturity of the Notes;

iv.	At any time prior to the close of business one business day prior to a redemption date; and

v.	Upon the occurrence of certain specified corporate transactions.

Upon conversion, the Company will deliver a fixed number of shares of its common stock and a cash payment for any fractional shares. Any cash payment for fractional shares will be based on the closing sale price of their common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock upon conversion of the Notes will be deemed to satisfy their obligation to pay the principal amount of the notes and accrued and unpaid interest and liquidated damages, if any.

Conversion Rate Adjustments
The stated conversion rate will be used for conversion of the Notes, except in the following instances when a conversion rate adjustment will be applied:

A. Standard Anti-Dilution Provisions

a.	If the Company issues shares of its common stock as a dividend or distribution on its own common stock, or if the Company effects a stock split or stock combination; or

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

b
If the Company issues to all or substantially all holders of its common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of its common stock, or securities convertible into shares of its common stock, at a price per share or a conversion price per share less than the sale price of its common stock on the business day immediately preceding the time of announcement of such issuance; or

c.	If the Company distributes shares of its capital stock, evidences of indebtedness or other assets or property to all or substantially all holders of its common stock, excluding:

▪	dividends, distributions and rights or warrants referred to in clause (a) or (b) above; and

▪	dividends or distributions in cash referred to in clause (d) below;

B.  Non-Standard Anti-Dilution Provisions

d.	If the Company makes cash distribution to all or substantially all holders of its common stock; or

e.	If the Company or any of its subsidiaries purchases shares of its common stock pursuant to a tender offer.

2. Put and Call Features

The Notes contain the following put and call features:

1)
Purchase of Notes by the Company at Option of the Holder: The holders of the Notes have a put option to require the Company to purchase, for cash only, the Notes on December 15, 2008, and on every 5 year anniversary thereafter through the date of maturity (2033).  The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, and liquidated damages, if any.

2)
Redemption at Option of the Company: The Notes may be redeemed, for cash only, by the Company on or after December 15, 2008, upon not less than 30 days nor more than 60 days’ notice before the redemption date by mail, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, and liquidated damages, if any.

3)
Put Option by Holder Upon a Fundamental Change: If the Company undergoes a fundamental change, then the holders can require the Company to purchase, for cash only, all or a portion of the Notes for the principal amount of the Notes plus any accrued and unpaid interest, and liquidated damages, if any.

A "fundamental change" will be deemed to have occurred upon a change of control event or a termination of trading as defined below.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

▪
A "change of control event" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, sale of all or substantially all of our consolidated assets or otherwise) in connection with which all or substantially all of the Company’s common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock or American Depositary Shares that:

▪	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

▪	is approved, or immediately after the transaction or event will be approved, for quotation on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices.

▪
A "termination of trading" will be deemed to have occurred if the Company’s common stock or other common stock into which the Notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

Analysis of Embedded Derivatives

For each of the embedded derivatives identified above, an analysis was performed to assess whether they should be separated from the debt host, recorded as liabilities and accounted for at fair value under SFAS 133.

1.  Conversion Feature

Standard anti-dilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction.  The glossary of SFAS 123(R) defines an equity restructuring as “a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying the option or similar award to change, such as a stock dividend, stock split, spin-off, rights offering, or recapitalization through a large, nonrecurring cash dividend.”  The following table analyzes the five Conversion Rate Adjustments as defined in the Notes agreement, as discussed above, compares those to the model established in SFAS 123(R) and evaluates whether

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

they are within the control of the Company to ensure that they do not violate EITF 00-19 requirements that the Company must have sufficient authorized and unissued shares available:

Conversion Rate Adjustments:	Analysis:
1. Issuance of shares of common stock as a dividend or distribution on shares of common stock or effect a share split or share combination	This adjustment is within the SFAS 123(R) definition as being a stock split or stock dividend, and is solely within control of the Company.
2. Issuance to holders of common stock any rights or warrants entitling them to purchase common stock at a discount.	This adjustment is within the SFAS 123(R) definition as being a stock split or stock dividend, and is solely within control of the Company.
3. Distributions of capital stock, other assets or property to holders of common stock (except 1 and 2 above and dividends or distributions paid exclusively in cash).	This adjustment is within the SFAS 123(R) definition as being a spin-off or similar transaction of providing a dividend to the holders, and is solely within control of the Company.
4. Distribution of cash to all or substantially all stockholders (cash dividends).
This adjustment is not within the SFAS 123(R) definition because SFAS 123(R) only addresses “recapitalization through a large, nonrecurring cash dividend.” This adjustment is not considered a “standard” anti-dilution provision; however, such distribution is solely within the control of the Company.

5. Payment in respect of a Company/subsidiary initiated tender offer or exchange offer for common stock in which the tender price is higher than the last reported sale of common stock.
The anti-dilution provision is not considered a “standard” anti-dilution provision because it is a reciprocal transaction (i.e., the Company gives cash and gets shares); however, such payment is solely within the control of the Company.

Conversion rate adjustments 1 through 3 are deemed standard anti-dilution provisions.  Conversion rate adjustments 4 and 5 are not considered standard anti-

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

dilution provisions.  See the discussion below regarding the Company’s analysis of the requirements of paragraphs 12-32 of EITF 00-19.

APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, states that, in most cases, such securities are callable at the option of the issuer and are subordinated to nonconvertible debt.  The Notes do have call provisions and are direct, unsecured subordinated obligations.  Paragraph 12 of APB 14 states that in arriving at the conclusion that the conversion option should not be bifurcated and accounted for separately, the Board placed greater weight on the inseparability of the debt and the conversion option and less weight on the practical difficulties.

Based on the guidance within APB 14 with respect to classification of convertibles as debt, the Notes should be reported on the Company’s consolidated balance sheet as a debt instrument.  The value of the embedded conversion option in the Company’s own common stock should not be accounted for because the option is not separable from the debt, subject to the analysis described below for potential bifurcation under SFAS 133.

Stock Conversion Features– The Notes have conversion features that were analyzed to determine if they were embedded derivatives and, accordingly, need to be separated from the host contract and accounted for under SFAS 133.  Paragraph 12 of SFAS 133 states that contracts that do not in their entirety meet the definition of a derivative instrument such as bonds, insurance policies or leases may contain embedded derivative instruments. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument if and only if all of the following criteria contained in paragraphs 12(a-c) of SFAS 133 are met:

a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Analysis: Because the conversion feature is indexed to the stock of the Company (see c. below) and the host is a debt host, the conversion feature is not clearly and closely related to the host contract.

b.	The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur.

Analysis: Since the host contract is a convertible debt instrument, it is not measured at fair value with changes in fair value being reported in earnings.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of SFAS 133.

Analysis: SFAS 133 does not require the Company to bifurcate the stock conversion feature from the convertible debt if that feature on a standalone basis would be classified as an equity instrument of the Company (paragraph 11(a)). Paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts.  These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”  To determine if the stock conversion feature is indexed to its own stock, it must be analyzed under EITF Issue No. 01-6, “The Meaning of ‘Indexed to a Company’s Own Stock’,” and to determine if it could be classified as stockholders’ equity, it must be analyzed under EITF 00-19.

EITF 01-6

EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Based on the guidance within EITF 01-6, the Notes meet the definition of “indexed to a Company’s stock” as the Note settlement value is indexed to the Company’s stock.  The Notes have four contingent features which trigger conversion and are evaluated below to determine whether they are considered indexed to the Company’s own stock.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Conversion Feature:	Analysis:
1. Conversion upon satisfaction of sale price conditions:  If the average of the last reported sale prices of the Company’s common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price per share of common stock on such conversion date, or at any time after the sale price of our common stock is more than 130% of the applicable conversion price on any date on or after December 15, 2028 through the business day immediately prior to the maturity of the Notes; or

These provisions are based upon the trading price of the Company’s common stock. As such, these provisions are considered indexed to the Company’s own stock.
2. Conversion upon notice of redemption: If the Notes have been called for redemption; or	The conversion is not based on an index, but is based on the Company’s action to call the Notes for redemption. Therefore the feature does not violate EITF 01-6.
3. Conversion upon specified corporate transactions:  Upon the occurrence of specified corporate transactions such as a distribution to all or substantially all holders of common stock certain rights entitling them to purchase shares of the Company’s common stock at less than the last reported sale price of a share of their common stock on the trading day preceding the declaration date for such distribution; or distribute to all or substantially all holders of the Company’s common stock, assets, debt securities or certain rights to purchase the Company’s securities, which distribution has a par share value as determined by the board of directors exceeding 5% of the last reported sale price of common stock on the day preceding date for such distribution; or

The conversion is not based on an index.  The conversion contingency is meant to provide the holders of the Notes liquidity in the event there is a distribution in which the holders would want the opportunity to participate rather than simply benefit from an anti-dilution adjustment, a change in control or the stock stops trading.  This provision does not allow the conversion to be indexed to an observable market but rather to terminate and convert upon non-liquidity.

4. During the five consecutive business day period following any five consecutive trading-day period in which the average of the trading prices for the Notes was less than 98% of the average selling price of the Company’s common stock during such five trading-day period multiplied by the applicable conversion rate; provided, however, that if, on the date of any conversion pursuant to the trading price condition that is on or after December 15, 2028, the sale price of the Company’s common stock on the trading day before the conversion date is greater than 100% of the conversion price, then holders surrendering Notes for conversion will receive, in lieu of shares of the Company’s common stock based on the then applicable conversion rate, shares of common stock with a value equal to the principal amount of the notes being converted (a "principal value conversion"). Shares of the Company’s common stock delivered upon a principal value conversion will be valued at the greater of the applicable conversion price on the eighth day prior to the conversion date and the sale price on the conversion date.

This provision is, in part, based upon the trading price of the Company’s common stock and interest rates.  Our view is that the stock price and interest rates interrelate when the convertible instrument is initially priced.  The fair value of the convertible instrument is based on those factors at subsequent dates as well.  As the coexistence of those factors was not a problem at inception, then we do not believe they should be later on either.   As such, the provision is considered indexed to the Company’s own stock.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

The Notes cannot be considered “conventional” convertible debt, as contemplated in EITF Issue No. 05-2, “The Meaning of "Conventional Convertible Debt Instrument" in Issue No. 00-19,” because of the existence of two non-standard anti-dilution provision (as described above).  As a result, the eight requirements of paragraphs 12 through 32 of EITF 00-19 are considered below in order to determine if the conversion feature, if it were a freestanding instrument, would be classified as a component of stockholders’ equity.

1)	The contract permits the Company to settle in unregistered shares.

Response: The Company is not specifically required to settle in registered shares.  Management has confirmed with the Company’s legal counsel that it can issue unregistered shares of common stock to the holders, pursuant to Section 3(a)(9) of the Securities Act of 1933.

2)
The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Response: The number of authorized and available common shares as compared to the number of shares needed to satisfy all existing commitments was more than sufficient on the issuance date.  The number of shares that would be issued to satisfy the basic conversion of the Notes is approximately 3.9 million shares (32.2431 share conversion rate multiplied by the 120,000 Notes issued at $1,000 each).

The Company had 200 million shares authorized at December 31, 2003, with 59.5 million outstanding and approximately 18.4 million authorized for the various stock plans.  There are no other demands on the Company’s authorized shares.  Therefore, the Company had approximately 122.1 million shares available, which were more than enough to satisfy the shares that could be issued upon the conversion of the Notes and all other possible commitments.  Further, all instances in which additional shares might be required to be issued are solely within the Company’s control (as described below).

3)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Response: As noted above, the number of shares issuable to satisfy the initial conversion of the Notes is approximately 3.9 million shares.  If the Company initiates certain future actions, as described on pages 5 through 7 above, the initial conversion rate will be adjusted. Since all of the actions that trigger a conversion rate adjustment are solely within the Company’s control, the current conversion rate is effectively capped.

4)	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

Response: There are no such cash payments required with respect to the Note conversion feature. If the Company should fail to make timely filings with the SEC, as in the case of a failure to file and maintain a timely registration statement, pursuant to a Registration Rights Agreement executed concurrently with the Notes offering, the Company would pay liquidated damages in the form of additional interest on the Notes (up to a stated maximum percentage) which would be paid in cash along with the stated coupon interest on the Notes.  However, the payment of liquidated damages is a separate matter from the option to convert the Notes and would not impact or cause a change to the conversion settlement provisions.

We do not believe that the contingent interest feature should be considered under the EITF 00-19 analysis as it does not create an alternative settlement

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

mechanism.  We also do not believe it is an embedded derivative as it can be argued that the liquidity of a debt instrument (i.e., registered or unregistered) is clearly and closely related to the Notes.  We further note that, while not applicable at the time the Notes were issued, FSP EITF 00-19-2, “Accounting for Registration Payment Arrangements,” affirmed this view.

5)
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

Response: There are no cash settled “top-off” or “make-whole” provisions required by the Company subsequent to settlement of the Notes.

6)	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Response: There is no such requirement under any conversion scenario.

7)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Response: There are no such provisions.

8)         There is no requirement in the contract to post collateral at any point or for any reason.

Response: There is no collateral requirement contained in the offering.

Under EITF 00-19, the stock conversion feature meets the definition of an equity instrument as the Company has met the eight requirements of paragraphs 12 through 32.

The conversion feature is (1) indexed to the Company’s own stock because it meets the provisions of EITF 01-6 and (2) would be classified in stockholders’ equity in the Company’s statement of financial position if it were a freestanding instrument because it meets the provisions of EITF 00-19.  Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Rather it is considered part of the Notes and the instrument is one instrument, namely the convertible debt.

The Company has monitored compliance with each of the additional conditions in paragraphs 12-32 of EITF 00-19 since the initial offering of the Notes and will, at each balance sheet date, continue to re-evaluate whether it is in compliance with those conditions.  Such analysis has considered, and will consider, whether there have been any conversion rate adjustments, as well as the effects of all other commitments on our authorized common stock.

The Company also considered EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” regarding beneficial conversion features.  The Notes were issued with a 28% conversion premium so, at the issuance date, there was no beneficial conversion amount.  However, since the conversion rate is subject to certain non-standard anti-dilution adjustments, as noted above, the Company will make the appropriate assessment of whether there is a contingent beneficial conversion feature created when and if a triggering event occurs in the future.

2. Put and Call Features

The Notes contain the following put and call features:

1)
Purchase of Notes by the Company at Option of the Holder: The holders of the Notes have a put option to require the Company to purchase, for cash only, the Notes on December 15, 2008, and on every 5 year anniversary thereafter through the date of maturity (2033).  The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, and liquidated damages, if any.

2)
Redemption at Option of the Company: The Notes may be redeemed, for cash only, by the Company on or after December 15, 2008, upon not less than 30 days nor more than 60 days’ notice before the redemption date by mail, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, and liquidated damages, if any.

3)
Put Option by Holder Upon a Fundamental Change: If the Company undergoes a fundamental change, then the holders can require the Company to purchase, for cash only, all or a portion of the Notes for the principal amount of the Notes plus any accrued and unpaid interest, and liquidated damages, if any.

Analysis: SFAS 133 does not require put and call options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately. The Company considered the guidance in DIG Issue B16, “Embedded

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Derivatives:  Calls and Puts in Debt Instruments,” in analyzing whether the put and call options required bifurcation.  Issue B16 first asks whether the amount paid upon settlement is adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest).  The Notes are only settled at par plus any unpaid accrued interest.  Issue B16 then directs one to consider paragraph 61(d) of SFAS 133.  Paragraph 61(d) of SFAS 133 indicates that put and call options in debt that require the repayment of principal are considered to be clearly and closely related to the debt instrument unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable and meets the requirements of paragraph 13 of SFAS 133.  Because the Notes did not involve any premium or discount (they were issued at par and there were no other instruments issued with the Notes), and the call and put options are only contingently exercisable, the options are considered to be clearly and closely related to the debt host as long as they meet the requirements of paragraph 13 of SFAS 133.

Paragraph 13(a) of SFAS 133 questions whether the hybrid instrument could contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment.  In our case the holders of the Notes will recover substantially all of their initial investment because they will always receive the principal amount of the Notes plus any accrued and unpaid interest.

Paragraph 13(b) of SFAS 133 questions:

1) Is there a possible future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract, and

2) For each of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled, would the embedded derivative at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return?

The Notes do not have call or put features that would result in a future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract.  Therefore, the call and put features are deemed to be clearly and closely related to the debt host and not accounted for separately under SFAS 133.

_________________

Additionally, we will revise our Form 10-K/A for the fiscal year ended December 31, 2005 such that in filing the second amendment we will revise and expand our Note 15 disclosure to the consolidated financial statements regarding our Senior Convertible Debt.  Please refer to Attachment G for our revised presentation of this information.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Form 10-K/A for the year ended December 31 ,2005

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Restatement of Consolidated Financial Statements, page 41

5.
Please revise your filing to provide a more substantive disclosure of the reasons for the restatement.  The expanded disclosure should specifically describe the nature of the “certain errors and documentation lapses” identified during the review of your stock option granting practices.  We refer you to the letter from the Chief Accountant of the U.S. Securities and Exchange Commission dated September 19, 2006 which can be found athttp://www.sec.gov/info/accountants/staffletters/fei_aicpa091906.httm.

Affymetrix’ Response:

Pursuant to the Staff’s request, we will revise our Form 10-K/A for the fiscal year ended December 31, 2005 for the first two paragraphs under the heading “Restatement of Consolidated Financial Statements,” and will also include these revisions in our future periodic filings of our Forms 10-Q and 10-K, as follows:

On August 9, 2006, we concluded that our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 should be restated to record additional non-cash stock-based compensation expense, and the related income tax impact, resulting from stock options granted during fiscal years 1997 to 1999 that were incorrectly accounted for under U.S. generally accepted accounting principles. Our decision to restate our financial statements was based on the results of an internal review of our historical stock option granting practices from January 1, 1997 through May 31, 2006 performed under the direction of the Audit Committee of the Board of Directors.  The internal review identified certain errors and documentation lapses with respect to the proper recording and keeping of certain Compensation Committee minutes by the Company but did not find any pattern or practice of inappropriately identifying grant dates with hindsight in order to provide “discounted” or “in-the-money” grants.

We have concluded that there was a material accounting error in the case of a stock option grant for an aggregate of 1.99 million shares in July 1999.  The minutes of the Compensation Committee of the Board reflect that these options were discussed and approved at a meeting on July 30, but the exercise price was set based upon the fair market value of Affymetrix Common Stock

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

on July 1.  Although the Company’s historical practices suggest that these options would have been approved by the Compensation Committee on or prior to July 1, no record of any such action was located.  In light of the restatement required by this matter, we have also included in this restatement corrections relating to similar errors and documentation lapses, which were not material, in the fiscal years 1997 and 1998.  Approximately 97% of the charges relating to the restatement arose from the July 1999 error.

Please refer to Attachment A, Attachment C and Attachment E for our revised presentation of this information.

Consolidated Financial Statements

Consolidated Statement of Operations, page 63

6.
We note that you present a table of stock-based compensation in a footnote on the face of the consolidated statements of operations.  Consistent with the guidance in SAB Topic 14-F, please revise to present the stock-based compensation changes in parenthetical notes to the appropriate income statement line items.  Alternatively, revise to remove the total from the table presented in the footnote.  As indicated in the SAB, you may also present the information in the footnotes to the financial statements or within MD&A.

Affymetrix’ Response:

The Company acknowledges the Staff’s comment regarding the presentation of a stock-based compensation table as a footnote to the consolidated statements of operations. Pursuant to the Staff’s request, our Form 10-K/A for the fiscal year ended December 31, 2005 as filed will be amended and refiled deleting the footnoted stock-based compensation table on the face of the consolidated statements of operations, and we will instead present the information in Note 2  in the footnotes to the financial statements. Please refer to Attachment B and Attachment D for our revised presentation of this information.  It should be noted by the Staff that this information currently exists in the detail of Note 3 -- Restatement of Previously Issued Financial Statements as it pertains to certain line items within the Company’s consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003. Please refer to Attachment E for our revised presentation of this information.

Note 3.  Restatement of Previously Issued Financial Statements, page 76

7.
Please revise to disclose, for each annual period preceding the most recent three years, the information required by paragraph 45.c.2 of FASB Statement No. 123, the restated stock compensation cost that should have been reported for each fiscal year.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants available at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

Affymetrix’ Response:

The Company acknowledges the Staff’s comment regarding the presentation in Note 3 of our consolidated financial statements for each annual period preceding the most recent three years, the information required by paragraph 45.c.2 of FASB Statement No. 123, the restated stock compensation cost that should have been reported for each fiscal year preceding fiscal year 2003.  Pursuant to the Staff’s request, our Form 10-K/A for the fiscal year ended December 31, 2005 as filed will be amended and refiled to incorporate the information required by paragraph 45.c.2 of FASB Statement No. 123 into the presentation of Item 6. Selected Financial Data and into Note 3 of our consolidated financial statements.  Please refer to Attachment A, Attachment C and Attachment E for our revised presentation of this information.

8.
Since interim period information for the most recent two fiscal years as required by Item 302 of Regulation S-X is required to be restated, you should revise your filing to present information for the balance sheets and statements of income in a level of detail consistent with Regulation S-X Article 10-01 (A) (2) and (3) and appropriate portions of 10-01(b) and with columns labeled “restated.”

Alternatively, please tell us why you do not believe these disclosures are necessary.  Please refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

Affymetrix’ Response:

The Company acknowledges the Staff’s comment regarding the presentation in Note 21 of our consolidated financial statements for each interim period to present information for the balance sheets and statements of operations in a level of detail consistent with Regulation S-X Article 10-01 (A) (2) and (3) and appropriate portions of 10-01(b) and with columns labeled “restated.”  Consistent with the Staff’s request, our Form 10-K/A for the fiscal year ended December 31, 2005 as filed will be amended and refiled to incorporate the information required by Regulation S-X Article 10-01 into the presentation of Note 21 of our consolidated financial statements such that it is consistent with the level of detail as disclosed in our unaudited condensed consolidated financial statements. Please refer to Attachment H for our revised presentation of this information.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Item 9A.  Controls and Procedures, page 104

9.
We see that you continue to conclude that your disclosure controls and procedures were effective at December 31, 2005 despite the restatement and control deficiencies related to accounting for stock-based compensation.  Please tell us and revise to disclose how your certifying officers considered the effect of the error on the adequacy of your disclosure controls and procedures as of December 31, 2005.  We refer you to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://wwvv.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

Affymetrix’ Response:

The Company acknowledges the Staff’s comment regarding our determination that our disclosure controls and procedures were effective at December 31, 2005.  As previously disclosed in our Form 10-K/A for the year ended December 31, 2005, all of the errors and documentation lapses leading to the restatement occurred during the Company’s 1997-1999 fiscal years.  Following the time period of these lapses, during the 2001 fiscal year, we substantially enhanced our internal controls and procedures.  In reviewing our controls and procedures that were in effect during and following the periods leading to the restatement, management concluded that the improvements made in 2001 were adequate to prevent a recurrence of the lapses that led to the restatement and, accordingly, that as of December 31, 2005, the Company’s controls and procedures were effective to prevent or detect a similar material misstatement.

Pursuant to your request, we intend to revise our disclosure under the heading “Management’s Consideration of the Restatement” to be included in our amended and refiled Form 10-K/A for the year ended December 31, 2005, as follows:

In reaching the conclusion that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2005, management considered, among other things, the control deficiency related to accounting for stock-based compensation which resulted in the need to restate our previously issued consolidated financial statements as disclosed in Note 3, “Restatement of Previously Issued Financial Statements,” included in Item 8 of this report. Based upon a review of this deficiency and the fact that the most recent of the errors and documentation lapses of the type resulting in the restatement occurred prior to 2001, management determined that substantial enhancements to the Company’s controls and procedures implemented during the 2001 fiscal year were sufficient to prevent or detect a material misstatement and therefore the likelihood of stock-based compensation, deferred compensation and deferred tax assets being materially misstated is not more than remote.  Accordingly, management has concluded

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

that the control deficiency that resulted in the restatement of the previously issued consolidated financial statements did not constitute a material weakness as of December 31, 2005.

Please see Attachment I for our revised presentation of this information.

Form 8-K dated February 7, 2007

Exhibit No. 99.1

10.
We see that you present non-GAAP measures of research and development expense and selling, general and administrative expense, excluding the impact of SFAS 123R for the fourth quarter of 2006 and for the fiscal year 2006.  Additionally, you present earnings per share excluding the impact of SFAS 123R.  However, we do not see separate reconciliation to the most comparable GAAP measure for each of these items.  Please note that Instruction 2 to item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of item 10 of Regulation S-K.  Those disclosures include a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explanation of why you believe the each non-GAAP measure provides useful information to investors.  Please confirm that you will revise Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP presented.

Affymetrix’ Response:

We acknowledge the Staff’s comments regarding the presentation of non-GAAP measures. Pursuant to the Staff’s comment, we respectfully advise the Staff that as of our most recent filing of our Form 10-Q for our first fiscal quarter ended March 31, 2007, we have discontinued the practice of presenting non-GAAP measures and excluding the impact of SFAS 123(R) with respect to our earnings per share, research and development expense and selling, general and administrative expense.  If we should decide to use such measures in the future, we will provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented.

In response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has responded to all of the Staff’s comments. Please do not hesitate to call me at (408) 731-5201 with any questions or comments, or anything I can do to facilitate your review.

Sincerely,

/s/ James R. Gibson

James R. Gibson Interim Principal Financial Officer

cc:      Stephen P. A. Fodor, Ph.D., Affymetrix, Inc.
Barbara A. Caulfield, Esq., Affymetrix, Inc.

Attachments

Index of revisions for FY2005 Form 10-K second amendment:

Part II – Item 6 – Selected Financial Data	Attachment A

Part II – Item 8 – Financial Statements and Supplementary Data:
Consolidated Statements of Operations	Attachment B
Note 1 – Nature of Operations	Attachment C
Note 2 – Summary of Significant Accounting Policies (Stock-based compensation)	Attachment D
Note 3 – Restatement of Previously Issued Financial Statements	Attachment E
Note 4 – Acquisition (Intangible assets and goodwill, In-process technology)	Attachment F
Note 15 – Senior Convertible Notes	Attachment G
Note 21 – Unaudited Quarterly Financial Information	Attachment H

Part II – Item 9A – Controls and Procedures	Attachment I

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Attachment A

ITEM 6.                      SELECTED FINANCIAL DATA

The following selected historical consolidated financial information has been derived from our audited consolidated financial statements. The balance sheet data as of December 31, 2005 and 2004 and statements of operations data for each of the three years in the period ended December 31, 2005 are derived from audited consolidated financial statements included in this Form 10 K/A. The statement of operations data set forth below for the years ended December 31, 2005 and 2003 and the balance sheet data set forth below at December 31, 2005, and 2004 has been restated to conform to the restated consolidated financial statements included in this Form 10-K/A and is presented herein on an unaudited basis.  The data for the consolidated balance sheets as of December 31, 2003, 2002 and 2001 and the consolidated statements of operations for the years ended December 31, 2002 and 2001 have been restated to reflect the impact of stock-based compensation expense, related payroll tax liabilities and other immaterial errors, but such restated data has not been audited and is derived from the books and records of the Company.

As announced in our Current Report on Form 8-K filed on August 9, 2006, after we filed our Original Form 10-K for the year ended December 31, 2005, we concluded that our previously filed consolidated financial statements should no longer be relied upon due to certain errors in the stock-based compensation expense, and the related income tax impact.  Specifically, on August 9, 2006, we concluded that our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 should be restated to record additional non-cash stock-based compensation expense, and the related income tax impact, resulting from stock options granted during fiscal years 1997 to 1999 that were incorrectly accounted for under U.S. generally accepted accounting principles. Our decision to restate our financial statements was based on the results of an internal review of our historical stock option granting practices from January 1, 1997 through May 31, 2006 performed under the direction of the Audit Committee of the Board of Directors.  The internal review identified certain errors and documentation lapses with respect to the proper recording and keeping of certain Compensation Committee minutes by the Company but did not find any pattern or practice of inappropriately identifying grant dates with hindsight in order to provide “discounted” or “in-the-money” grants.

We have concluded that there was a material accounting error in the case of a stock option grant for an aggregate of 1.99 million shares in July 1999.  The minutes of the Compensation Committee of the Board reflect that these options were discussed and approved at a meeting on July 30, but the exercise price was set based upon the fair market value of Affymetrix Common Stock on July 1.  Although the Company’s historical practices suggest that these options would have been approved by the Compensation Committee on or prior to July 1, no record of any such action was located.  In light of the restatement required by this matter, we have also included in this restatement corrections relating to similar errors and documentation lapses, which were not material, in the fiscal years 1997 and 1998.  Approximately 97% of the charges relating to the restatement arose from the July 1999 error.

Refer to the “Restatement of Consolidated Financial Statements” explanatory note presented in this Annual Report on Form 10-K/A and Note 3 to our consolidated financial statements for more detailed information regarding the restatement of our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 and at December 31, 2005 and 2004. You should read this table in conjunction with Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Item 8, “Financial Statements and Supplementary Data” to fully understand the factors that may affect the comparability of the information presented below.

The Company has not amended its previously filed annual reports on Form 10-K or quarterly reports on Form 10-Q for all periods up to and including September 30, 2005 affected by this restatement. The consolidated financial statements and related financial information contained in such previously filed reports should not be relied upon.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(As restated) (4)	(As previously reported)	(As restated) (4)	(As restated) (4)	(As restated) (4)
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
REVENUE:
Product sales	$303,013	$277,256	$222,748	$201,594	$147,566
Product related revenue	47,177	53,629	58,032	46,944	47,370
Total product and product related revenue	350,190	330,885	280,780	248,538	194,936
Royalties and other revenue	8,339	9,832	10,556	19,777	18,447
Revenue from Perlegen Sciences	9,073	5,245	9,460	21,559	11,491
Total revenue	367,602	345,962	300,796	289,874	224,874
COSTS AND EXPENSES:
Cost of product sales	84,708	81,700	80,158	82,597	69,321
Cost of product related revenue	11,550	9,634	9,657	5,718	3,201
Cost of revenue from Perlegen Sciences	5,154	3,611	9,460	21,000	11,491
Research and development	77,404	73,405	65,909	69,520	68,197
Selling, general and administrative	121,952	116,973	104,797	96,260	94,374
Stock-based compensation(3)	1,106	920	3,962	12,463	17,658
Amortization of purchased intangibles	—	—	937	1,125	6,223
Acquired in-process technology	8,315	—	10,096	—	—
Total costs and expenses	310,189	286,243	284,976	288,683	270,465
Income from operations	57,413	59,719	15,820	1,191	(45,591)
Interest income and other, net	6,740	2,317	16,662	13,535	27,655
Interest expense	(1,545)	(11,102)	(17,358)	(19,730)	(19,880)
Income before income taxes	62,608	50,934	15,124	(5,004)	(37,816)
Income tax provision(3)	(3,179)	(3,326)	(2,563)	(701)	(300)
Net income (loss)	$65,787	$47,608	$12,561	$(5,705)	$(38,116)
Basic net income per common share	$1.03	$0.79	$0.21	$(0.10)	$(0.66)
Diluted net income per common share	$0.96	$0.74	$0.21	$(0.10)	$(0.66)

	As of December 31,
	2005	2004	2003	2002	2001
	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and available for sale securities	$284,932	$205,715	$459,883	$361,458	$368,823
Deferred tax assets—current portion	26,230	—	—	—	—
Working capital	349,679	226,211	192,778	371,708	372,718
Deferred tax assets—long-term portion	17,594	—	—	—	—
Total assets(2)	775,094	499,771	700,164	601,403	580,015
Long term obligations(1)	139,790	153,845	166,586	380,222	378,000
Additional paid-in capital	646,186	428,717	391,763	376,974	365,035
Deferred stock compensation	(10,799)	(4,265)	(5,185)	(9,739)	(14,873)
Accumulated deficit	(106,723)	(172,510)	(220,118)	(232,679)	(226,974)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

(1)
In September 1999, we issued $150.0 million principal amount of 5% convertible subordinated notes. In February 2000, we issued $225.0 million principal amount of 4.75% convertible subordinated notes. In August 2001, we repurchased $5.0 million principal amount of the 4.75% notes for total consideration of $3.3 million. In connection with the transaction, we recorded an extraordinary gain of approximately $1.7 million in fiscal 2001 which was reclassified during fiscal 2002 to interest income and other, net in accordance with Financial Accounting Standard (“FAS”) 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” In December 2002, we repurchased $1.1 million principal amount of the 4.75% notes for total consideration of approximately $0.9 million. In connection with the transaction we recorded a gain of $0.2 million which is included in interest income and other, net. In the second quarter of 2003, we repurchased $53.4 million principal amount of our 4.75% convertible subordinated notes due in 2007 and $48.0 million principal amount of our 5.0% convertible subordinated notes due in 2006. In connection with these transactions, we recognized a net loss of approximately $1.0 million which is included in interest income and other, net. In December 2003, we issued $120.0 million principal amount of 0.75% senior convertible notes. In January 2004, we completed the redemption of our 5.0% notes ($102.0 million face value). In connection with the redemption, we recorded a charge of $3.2 million to interest expense in the first quarter of 2004, related to the unamortized issuance costs and redemption fee associated with the repurchased 5.0% notes. In February 2004, we also completed the redemption of our 4.75% notes ($165.5 million face value). In connection with the redemption, we recorded a charge of $4.9 million to interest expense related to the unamortized issuance costs and redemption fee associated with the repurchased 4.75% notes.

Included in long-term obligations in 2003 through 2005 is the long term portion of deferred revenue relating primarily to our collaboration agreement with Roche. In January 2003, we expanded our collaboration with Roche. Under the terms of the collaborative agreement, Roche paid us an up-front, nonrefundable license fee of $70.0 million. We are recognizing this amount as a component of product related revenue over the research and product development phase which is expected to approximate five years.

(2)
On October 21, 2005, we completed the $122.4 million acquisition of ParAllele BioScience, Inc. (“ParAllele”), a provider of comprehensive genetic discovery solutions to the life science research, pharmaceutical and diagnostic sectors.

(3)
For the years ended December 31, 2003, 2002 and 2001, the restatement amounts represent additional stock option expense resulting from stock options granted during fiscal years 1997 to 1999 that were incorrectly accounted for under U.S. generally accepted accounting principles.  For the year ended December 31, 2005, the restatement amount represents the income tax benefit associated with the additional stock option expense which was recorded in the year in which we reduced our valuation allowance for certain deferred tax assets.

(4)	See “Explanatory Note” immediately preceding Part I, Item 1 and Note 3, “Restatement of Previously Issued Financial Statements”.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

The impact of the restatement and a comparison to the amounts originally reported as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 are detailed on the table below:

	Year Ended December 31, 2005
	(As previously reported)	(Adjustments)	(As restated)
	(In thousands, except per share amounts)
REVENUE:
Product sales	$303,013	$—	$303,013
Product related revenue	47,177	—	47,177
Total product and product related revenue	350,190	—	350,190
Royalties and other revenue	8,339	—	8,339
Revenue from Perlegen Sciences	9,073	—	9,073
Total revenue	367,602	—	367,602

COSTS AND EXPENSES:
Cost of product sales	84,708	—	84,708
Cost of product related revenue	11,550	—	11,550
Cost of revenue from Perlegen Sciences	5,154	—	5,154
Research and development	77,404	—	77,404
Selling, general and administrative	121,952	—	121,952
Stock-based compensation	1,106	—	1,106
Amortization of purchased intangibles	—	—	—
Acquired in-process technology	8,315	—	8,315
Total costs and expenses	310,189	—	310,189
Income from operations	57,413	—	57,413
Interest income and other, net	6,740	—	6,740
Interest expense	(1,545)	—	(1,545)
Income before income taxes	62,608	—	62,608
Income tax (provision) benefit	(5,092)	8,271	3,179
Net income	$57,516	$8,271	$65,787
Basic net income per common share	$0.90	$0.13	$1.03
Diluted net income per common share	$0.84	$0.12	$0.96

	As of December 31, 2005
	(As previously reported)	(Adjustments)	(As restated)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and available-for-sale securities	$284,932	$—	$284,932
Deferred tax assets—current portion	22,117	4,113	26,230
Working capital	345,566	4,113	349,679
Deferred tax assets—long-term portion	13,436	4,158	17,594
Total assets	766,823	8,271	775,094
Long-term obligations	139,790	—	139,790
Additional paid-in capital	624,727	21,459	646,186
Deferred stock compensation	(10,799)	—	(10,799)
Accumulated deficit	(93,535)	(13,188)	(106,723)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	Year Ended December 31, 2004
	(As previously reported)	(Adjustments)	(As previously reported)
	(In thousands, except per share amounts)
REVENUE:
Product sales	$277,256	$—	$277,256
Product related revenue	53,629	—	53,629
Total product and product related revenue	330,885	—	330,885
Royalties and other revenue	9,832	—	9,832
Revenue from Perlegen Sciences	5,245	—	5,245
Total revenue	345,962	—	345,962

COSTS AND EXPENSES:
Cost of product sales	81,700	—	81,700
Cost of product related revenue	9,634	—	9,634
Cost of revenue from Perlegen Sciences	3,611	—	3,611
Research and development	73,405	—	73,405
Selling, general and administrative	116,973	—	116,973
Stock-based compensation	920	—	920
Amortization of purchased intangibles	—	—	—
Acquired in-process technology	—	—	—
Total costs and expenses	286,243	—	286,243
Income from operations	59,719	—	59,719
Interest income and other, net	2,317	—	2,317
Interest expense	(11,102)	—	(11,102)
Income before income taxes	50,934	—	50,934
Income tax provision	(3,326)	—	(3,326)
Net income	$47,608	$—	$47,608
Basic net income per common share	$0.79	—	$0.79
Diluted net income per common share	$0.74	—	$0.74

	As of December 31, 2004
	(As previously reported)	(Adjustments)	(As restated)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and available-for-sale securities	$205,715	$—	$205,715
Deferred tax assets—current portion	—	—	—
Working capital	226,211	—	226,211
Deferred tax assets—long-term portion	—	—	—
Total assets	499,771	—	499,771
Long-term obligations	153,845	—	153,845
Additional paid-in capital	407,258	21,459	428,717
Deferred stock compensation	(4,265)	—	(4,265)
Accumulated deficit	(151,051)	(21,459)	(172,510)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	Year Ended December 31, 2003
	(As previously reported)	(Adjustments)	(As restated)
	(In thousands, except per share amounts)
REVENUE:
Product sales	$222,748	$—	$222,748
Product related revenue	58,032	—	58,032
Total product and product related revenue	280,780	—	280,780
Royalties and other revenue	10,556	—	10,556
Revenue from Perlegen Sciences	9,460	—	9,460
Total revenue	300,796	—	300,796

COSTS AND EXPENSES:
Cost of product sales	80,158	—	80,158
Cost of product related revenue	9,657	—	9,657
Cost of revenue from Perlegen Sciences	9,460	—	9,460
Research and development	65,909	—	65,909
Selling, general and administrative	104,797	—	104,797
Stock-based compensation	2,238	1,724	3,962
Amortization of purchased intangibles	937	—	937
Acquired in-process technology	10,096	—	10,096
Total costs and expenses	283,252	1,724	284,976
Income from operations	17,544	(1,724)	15,820
Interest income and other, net	16,662	—	16,662
Interest expense	(17,358)	—	(17,358)
Income before income taxes	16,848	(1,724)	15,124
Income tax provision	(2,563)	—	(2,563)
Net income	$14,285	$(1,724)	$12,561
Basic net income per common share	$0.24	$(0.03)	$0.21
Diluted net income per common share	$0.24	$(0.03)	$0.21

	As of December 31, 2003
	(As previously reported)	(Adjustments)	(As restated)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and available-for-sale securities	$459,883	$—	$459,883
Deferred tax assets—current portion	—	—	—
Working capital	192,778	—	192,778
Deferred tax assets—long-term portion	—	—	—
Total assets	700,164	—	700,164
Long-term obligations	166,586	—	166,586
Additional paid-in capital	370,304	21,459	391,763
Deferred stock compensation	(5,185)	—	(5,185)
Accumulated deficit	(198,659)	(21,459)	(220,118)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	Year Ended December 31, 2002
	(As previously reported)	(Adjustments)	(As restated)
	(In thousands, except per share amounts)
REVENUE:
Product sales	$201,594	$—	$201,594
Product related revenue	46,944	—	46,944
Total product and product related revenue	248,538	—	248,538
Royalties and other revenue	19,777	—	19,777
Revenue from Perlegen Sciences	21,559	—	21,559
Total revenue	289,874	—	289,874

COSTS AND EXPENSES:
Cost of product sales	82,597	—	82,597
Cost of product related revenue	5,718	—	5,718
Cost of revenue from Perlegen Sciences	21,000	—	21,000
Research and development	69,520	—	69,520
Selling, general and administrative	96,260	—	96,260
Stock-based compensation	8,388	4,075	12,463
Amortization of goodwill and purchased intangibles	1,125	—	1,125
Acquired in-process technology	—	—	—
Total costs and expenses	284,608	4,075	288,683
Income from operations	5,266	(4,075)	1,191
Interest income and other, net	13,535	—	13,535
Interest expense	(19,730)	—	(19,730)
Loss before income taxes	(929)	(4,075)	(5,004)
Income tax provision	(701)	—	(701)
Net loss	$(1,630)	$(4,075)	$(5,705)
Basic net loss per common share	$(0.03)	$(0.07)	$(0.10)
Diluted net loss per common share	$(0.03)	$(0.07)	$(0.10)

	As of December 31, 2002
	(As previously reported)	(Adjustments)	(As restated)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and available-for-sale securities	$361,458	$—	$361,458
Deferred tax assets—current portion	—	—	—
Working capital	371,708	—	371,708
Deferred tax assets—long-term portion	—	—	—
Total assets	601,403	—	601,403
Long-term obligations	380,222	—	380,222
Additional paid-in capital	355,515	21,459	376,974
Deferred stock compensation	(8,015)	(1,724)	(9,739)
Accumulated deficit	(212,944)	(19,735)	(232,679)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	Year Ended December 31, 2001
	(As previously reported)	(Adjustments)	(As restated)
	(In thousands, except per share amounts)
REVENUE:
Product sales	$147,566	$—	$147,566
Product related revenue	47,370	—	47,370
Total product and product related revenue	194,936	—	194,936
Royalties and other revenue	18,447	—	18,447
Revenue from Perlegen Sciences	11,491	—	11,491
Total revenue	224,874	—	224,874

COSTS AND EXPENSES:
Cost of product sales	69,321	—	69,321
Cost of product related revenue	3,201	—	3,201
Cost of revenue from Perlegen Sciences	11,491	—	11,491
Research and development	68,197	—	68,197
Selling, general and administrative	94,374	—	94,374
Stock-based compensation	12,663	4,995	17,658
Amortization of goodwill and purchased intangibles	6,223	—	6,223
Acquired in-process technology	—	—	—
Total costs and expenses	265,470	4,995	270,465
Loss from operations	(40,596)	(4,995)	(45,591)
Interest income and other, net	27,655	—	27,655
Interest expense	(19,880)	—	(19,880)
Loss before income taxes	(32,821)	(4,995)	(37,816)
Income tax provision	(300)	—	(300)
Net loss	$(33,121)	$(4,995)	$(38,116)
Basic net loss per common share	$(0.58)	$(0.08)	$(0.66)
Diluted net loss per common share	$(0.58)	$(0.08)	$(0.66)

	As of December 31, 2002
	(As previously reported)	(Adjustments)	(As restated)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and available-for-sale securities	$368,823	$—	$368,823
Deferred tax assets—current portion	—	—	—
Working capital	372,718	—	372,718
Deferred tax assets—long-term portion	—	—	—
Total assets	580,015	—	580,015
Long-term obligations	378,000	—	378,000
Additional paid-in capital	349,375	15,660	365,035
Deferred stock compensation	(14,873)	—	(14,873)
Accumulated deficit	(211,314)	(15,660)	(226,974)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Attachment B

AFFYMETRIX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2005	2004	2003
	(As restated)	(As previously reported)	(As restated)
REVENUE:
Product sales	$303,013	$277,256	$222,748
Product related revenue	47,177	53,629	58,032
Total product and product related revenue	350,190	330,885	280,780
Royalties and other revenue	8,339	9,832	10,556
Revenue from Perlegen Sciences	9,073	5,245	9,460
Total revenue	367,602	345,962	300,796
COSTS AND EXPENSES:
Cost of product sales	84,708	81,700	80,158
Cost of product related revenue	11,550	9,634	9,657
Cost of revenue from Perlegen Sciences	5,154	3,611	9,460
Research and development	77,404	73,405	65,909
Selling, general and administrative	121,952	116,973	104,797
Stock-based compensation	1,106	920	3,962
Amortization of purchased intangibles	—	—	937
Acquired in-process technology	8,315	—	10,096
Total costs and expenses	310,189	286,243	284,976
Income from operations	57,413	59,719	15,820
Interest income and other, net	6,740	2,317	16,662
Interest expense	(1,545)	(11,102)	(17,358)
Income before income taxes	62,608	50,934	15,124
Income tax benefit (provision)	3,179	(3,326)	(2,563)
Net income	$65,787	$47,608	$12,561
Basic net income per common share	$1.03	$0.79	$0.21
Diluted net income per common share	$0.96	$0.74	$0.21
Shares used in computing basic net income per share	63,816	60,512	58,860
Shares used in computing diluted net income per share	70,586	66,878	60,582

__________

See Accompanying Notes

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Attachment C

NOTE 1—NATURE OF OPERATIONS AND RESTATEMENT

Affymetrix, Inc. (“Affymetrix” or the “Company”) is engaged in the development, manufacture, sale and service of systems for genetic analysis for use in the life sciences and in clinical diagnostics. Affymetrix has developed its GeneChip® system and related microarray technology as the platform of choice for acquiring, analyzing and managing complex genetic information. The Company’s integrated GeneChip® platform includes: disposable DNA probe arrays (chips) consisting of gene sequences set out in an ordered, high density pattern, certain reagents for use with the probe arrays, a scanner and other instruments used to process the probe arrays, and software to analyze and manage genomic information obtained from the probe arrays. Related microarray technology also offered by Affymetrix includes instrumentation, software and licenses for fabricating, scanning, collecting and analyzing results from low density microarrays. The Company commenced the first commercial sale for research use in August 1994, with broader commercial sales beginning in April 1996. The Company currently sells its products directly to pharmaceutical, biotechnology, agrichemical, diagnostics and consumer products companies as well as academic research centers, government research laboratories, private foundation laboratories and clinical reference laboratories in North America and Europe. The Company also sells some of its products through life science supply specialists acting as authorized distributors in Latin America, India, the Middle East and Asia Pacific regions, including China.

The Company has restated its results for the years 1997 through 2002 as an adjustment to its beginning accumulated deficit as of January 1, 2003 and has restated its consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2003 to correct errors related to non-cash stock-based compensation expense, and the related income tax impact, resulting from stock options granted during the fiscal years 1997 to 1999 that were incorrectly accounted for under U.S. generally accepted accounting principles (see Note 3).

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Attachment D

Note 2 – Summary of Significant Accounting Policies (Stock-based compensation)

STOCK BASED COMPENSATION

At December 31, 2005, the Company has seven stock based employee and non-employee director compensation plans, which are described more fully in Note 15. The Company has elected to continue to follow the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations for these plans.  The Company allocated stock-based compensation expense as follows (in thousands):

	For the year ended December 31,
	2005	2004	2003
Cost of product sales	$134	$—	$69
Research and development	342	720	2,144
Selling, general and administrative	630	200	1,749
Total stock-based compensation expense	$1,106	$920	$3,962

The following table illustrates the effect on reported net income (loss) and net income (loss) per common share if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148, to stock based employee compensation (in thousands, except per share amounts):

	Year Ended December 31,
	2005	2004	2003
	(As restated)	(As previously reported)	(As restated)

Net income—as reported	65,787	47,608	12,561
Add: Stock based employee compensation expense included in reported net income, net of tax	384	920	3,962
Deduct: Total stock based employee compensation expense determined under fair value method for all awards, net of tax	(15,800)	(15,984)	(29,220)
Pro forma net income (loss)	$50,371	$32,544	$(12,697)
Net income (loss) per share:
Basic net income per common share—as reported	$1.03	$0.79	$0.21
Diluted net income per common share—as reported	$0.96	$0.74	$0.21
Basic net income (loss) per common share—pro forma	$0.79	$0.54	$(0.22)
Diluted net income (loss) per common share—pro forma	$0.74	$0.51	$(0.22)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

The fair value of options was estimated at the date of grant using a Black Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2005	2004	2003
Risk free interest rate	4.1%	3.2%	2.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	0.45	0.56	0.72
Expected option term (in years)	3.6	3.4	2.9

Based on this calculation, the weighted average fair value of options granted during 2005, 2004 and 2003 was $18.97, $12.99 and $10.72, respectively. For purposes of pro forma disclosures pursuant to SFAS 123, as amended by SFAS 148, the estimated fair value of options is amortized to expense in accordance with FASB Interpretation No. 28 over the options’ vesting period, generally four years.

In the fourth quarter of 2005, the Company evaluated its assumptions used in determining fair value in preparation of the adoption of SFAS 123(R). Under the fair value recognition provisions of SFAS 123, as amended by SFAS 148, the Company had used its historical stock price volatility for purposes of its pro forma information. The Company has changed its expected stock price volatility assumption to a combination of historical and implied volatility of the Company’s common stock. The Company’s assessment is that this combined method is more representative of future stock price trends than historical volatility alone. The selection of the historical and implied volatility combination approach was based upon the availability of actively traded options on the Company’s common stock.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Attachment E

NOTE 3—RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

As announced in the Company’s Current Report on Form 8-K filed on August 9, 2006, after the Company filed its Original Form 10-K for the year ended December 31, 2005, the Company concluded that our previously filed consolidated financial statements should no longer be relied upon due to certain errors in the stock-based compensation expense, and the related income tax impact.  Specifically, on August 9, 2006, we concluded that our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 should be restated to record additional non-cash stock-based compensation expense, and the related income tax impact, resulting from stock options granted during fiscal years 1997 to 1999 that were incorrectly accounted for under U.S. generally accepted accounting principles.  The Company’s decision to restate its financial statements was based on the results of an internal review of the Company’s historical stock option granting practices from January 1, 1997 through May 31, 2006 performed under the direction of the Audit Committee of the Board of Directors.  The internal review identified certain errors and documentation lapses with respect to the proper recording and keeping of certain Compensation Committee minutes by the Company but did not find any pattern or practice of inappropriately identifying grant dates with hindsight in order to provide “discounted” or “in-the-money” grants.

The Company concluded that there was a material accounting error in the case of a stock option grant for an aggregate of 1.99 million shares in July 1999.  The minutes of the Compensation Committee of the Board reflect that these options were discussed and approved at a meeting on July 30, but the exercise price was set based upon the fair market value of Affymetrix Common Stock on July 1.  Although the Company’s historical practices suggest that these options would have been approved by the Compensation Committee on or prior to July 1, no record of any such action was located.  In light of the restatement required by this matter, the Company also included in this restatement corrections relating to similar errors and documentation lapses, which were not material, in the fiscal years 1997 and 1998.  Approximately 97% of the charges relating to the restatement arose from the July 1999 error.

The Company has determined that the cumulative, pre-tax, non-cash, stock-based compensation expense resulting from revised measurement dates for options granted between 1997 and 1999 was approximately $21.5 million. The following table sets forth the amount of stock-based compensation expense and related payroll tax liabilities for the years 1997 through 2002 and is included as an adjustment to accumulated deficit as of January 1, 2003.  Additionally, the following table provides the effect of the correction in 2003 and the related tax benefit recorded by the Company in 2005.

Year ended December 31,	Change to previously reported Net Income/Loss Expense (Benefit)	Cumulative adjustment increase to previously reported retained deficit
1997	$157	$157
1998	$139	$296
1999	$3,904	$4,200
2000	$6,465	$10,665
2001	$4,995	$15,660
2002	$4,075	$19,735
2003	$1,724	$21,459
2004	$—	$21,459
2005	$(8,271)	$13,188

Accordingly, the Company recorded stock-based compensation expense of $0, $0, and $1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $19.7 million for the five years preceding 2003, based on the vesting periods of the respective grants.  In addition, the Company recorded an income tax benefit of

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

$8.3 million in 2005.  Principally as a result of cumulative losses incurred through 2004, the Company recorded a full valuation allowance against all deferred tax assets for the years ended December 31, 2004 and 2003 and consequently, there is no income tax effect of the additional stock-based compensation expense recorded in those years.  The cumulative effect of the restatement adjustments on the Company’s consolidated balance sheet at December 31, 2005 was an increase in additional paid-in capital of $21.5 million offset by an increase in the accumulated deficit of $13.2 million, which results in a net effect on stockholders’ equity of $8.3 million.  The adjustments increased previously reported basic and diluted net income per common share by $0.13 and $0.12, respectively, for the year ended December 31, 2005 and decreased basic and diluted net income per common share by $0.03 for the year ended December 31, 2003.

The Company has restated the pro forma expense under FAS 123 in Note 2 to the consolidated financial statements of this Form 10-K/A to reflect the impact of these adjustments for the years ended December 31, 2005 and 2003.  The Company also restated the deferred tax asset and net operating loss carryforwards disclosures in Note 17 to the consolidated financial statements to reflect the impact of these adjustments.

As part of the Company’s review, the Company assessed whether there were other matters that should have been corrected in its previously issued consolidated financial statements. Apart from the errors underlying the restatement described above, no other matters have come to the Company’s attention that should be adjusted in its previously issued consolidated financial statements.

The following set forth the effects of the restatement on the Company’s consolidated balance sheets as of December 31, 2005 and 2004 and the Company’s consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003.  (In thousands, except per share amounts)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	As of December 31, 2005
	(As previously reported)	(Adjustments)	(As restated)
ASSETS:
Current assets:
Cash and cash equivalents	$100,236	$—	$100,236
Available-for-sale securities	184,696	—	184,696
Accounts receivable (net of allowances of $415 in 2005 and $841 in 2004)	93,028	—	93,028
Accounts receivable from Perlegen Sciences	4,082	—	4,082
Inventories	35,980	—	35,980
Deferred tax assets—current portion	22,117	4,113	26,230
Prepaid expenses and other current assets	12,622	—	12,622
Total current assets	452,761	4,113	456,874
Property and equipment, net	85,560	—	85,560
Acquired technology rights, net	61,426	—	61,426
Goodwill	124,498	—	124,498
Deferred tax assets—long-term portion	13,436	4,158	17,594
Notes receivable from employees	1,824	—	1,824
Other assets	27,318	—	27,318
Total assets	$766,823	$8,271	$775,094

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable and accrued liabilities	$71,551	$—	$71,551
Deferred revenue—current portion	35,644	—	35,644
Other current liabilities	—	—	—
Total current liabilities	107,195	—	107,195
Deferred revenue—long-term portion	15,606	—	15,606
Other long-term liabilities	4,184	—	4,184
Convertible notes	120,000	—	120,000

Commitments and contingencies (Note 12)
Stockholders’ equity:
Convertible redeemable preferred stock, $0.01 par value; 5,000 shares authorized; no shares issued and outstanding at December 31, 2005 and 2004	—	—	—
Common stock, $0.01 par value; 200,000 shares authorized; 67,220 and 61,588 shares issued and outstanding at December 31, 2005 and 2004, respectively	672	—	672
Additional paid-in capital	624,727	21,459	646,186
Deferred stock compensation	(10,799)	—	(10,799)
Accumulated other comprehensive loss	(1,227)	—	(1,227)
Accumulated deficit	(93,535)	(13,188)	(106,723)
Total stockholders’ equity	519,838	8,271	528,109
Total liabilities and stockholders’ equity	$766,823	$8,271	$775,094

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	For the Year Ended December 31, 2005
	(As previously reported)	(Adjustments)	(As restated)
REVENUE:
Product sales	$303,013	$—	$303,013
Product related revenue	47,177	—	47,177
Total product and product related revenue	350,190	—	350,190
Royalties and other revenue	8,339	—	8,339
Revenue from Perlegen Sciences	9,073	—	9,073
Total revenue	367,602	—	367,602

COSTS AND EXPENSES:
Cost of product sales	84,708	—	84,708
Cost of product related revenue	11,550	—	11,550
Cost of revenue from Perlegen Sciences	5,154	—	5,154
Research and development	77,404	—	77,404
Selling, general and administrative	121,952	—	121,952
Stock-based compensation	1,106	—	1,106
Amortization of purchased intangibles	—	—	—
Acquired in-process technology	8,315	—	8,315
Total costs and expenses	310,189	—	310,189
Income from operations	57,413	—	57,413
Interest income and other, net	6,740	—	6,740
Interest expense	(1,545)	—	(1,545)
Income before income taxes	62,608	—	62,608
Income tax (provision) benefit	(5,092)	8,271	3,179
Net income	$57,516	$8,271	$65,787
Basic net income per common share	$0.90	$0.13	$1.03
Diluted net income per common share	$0.84	$0.12	$0.96
Shares used in computing basic net income per share	63,816	—	63,816
Shares used in computing diluted net income per share	70,586	—	70,586

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	For the Year Ended December 31, 2005
	(As previously reported)	(Adjustments)	(As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$57,516	$8,271	$65,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,467	—	20,467
Amortization of intangible assets	7,731	—	7,731
Gain from repurchase of convertible notes	—	—	—
Redemption premium and related write off of debt issuance costs	—	—	—
Charge for acquired in-process technology	8,315	—	8,315
Amortization of investment premiums, net	(1,177)	—	(1,177)
Stock based compensation	1,106	—	1,106
Write down of equity investments	172	—	172
Realized loss on equity method investment in Perlegen Sciences	2,000	—	2,000
Realized loss on the sales of investments	145	—	145
Deferred tax assets	(2,700)	(8,271)	(10,971)
Amortization of debt offering costs	759	—	759
Accretion of interest on notes receivable	(98)	—	(98)
Loss on disposal of equipment	12	—	12
Changes in operating assets and liabilities:
Accounts receivable, net	(94)	—	(94)
Inventories	(15,137)	—	(15,137)
Prepaid expenses and other assets	3,143	—	3,143
Accounts payable and accrued liabilities	(4,115)	—	(4,115)
Deferred revenue	(13,203)	—	(13,203)
Other long-term liabilities	(229)	—	(229)
Net cash provided by operating activities	64,613	—	64,613

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(40,166)	—	(40,166)
Purchases of available-for-sale securities	(227,290)	—	(227,290)
Proceeds from sales and maturities of available-for-sale securities	206,395	—	206,395
Purchase of non-marketable equity investments	(3,500)	—	(3,500)
Purchase of non-marketable equity investments in Perlegen	(2,000)	—	(2,000)
Capital distribution from non-marketable investment	411	—	411
Purchases of technology rights	(750)	—	(750)
Purchase of option to license technology	—	—	—
Issuance of loan to ParAllele BioScience, Inc.	(4,500)	—	(4,500)
Acquisition of ParAllele BioScience, Inc., net of cash acquired	(10,904)	—	(10,904)
Net cash used in investing activities	(82,304)	—	(82,304)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	For the Year Ended December 31, 2005
	(As previously reported)	(Adjustments)	(As restated)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	$74,705	$—	$74,705
Repayment of notes receivable from stockholders	141	—	141
Issuance of senior convertible notes	—	—	—
Repurchase of convertible subordinated notes	—	—	—
Redemption of convertible subordinated notes	—	—	—
Net cash provided by financing activities	74,846	—	74,846
Effect of foreign currency translation on cash and cash equivalents	486	—	486
Net increase in cash and cash equivalents	57,641	—	57,641
Cash and cash equivalents at beginning of year	42,595	—	42,595
Cash and cash equivalents at end of year	$100,236	$—	$100,236

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Recognition of deferred tax assets relating to tax benefits from employee stock plans	$32,853	$—	$32,853
Acquisition of technology rights	$—	$—	$—
Issuance of common stock upon exercise of common stock purchase right	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$900	$—	$900
Cash paid for income taxes	$2,001	$—	$2,001

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	As of December 31, 2004
	(As previously reported)	(Adjustments)	(As restated)
ASSETS:
Current assets:
Cash and cash equivalents	$42,595	$—	$42,595
Available-for-sale securities	163,120	—	163,120
Accounts receivable (net of allowances of $415 in 2005 and $841 in 2004)	89,441	—	89,441
Accounts receivable from Perlegen Sciences	3,964	—	3,964
Inventories	17,997	—	17,997
Deferred tax assets—current portion	—	—	—
Prepaid expenses and other current assets	5,833	—	5,833
Total current assets	322,950	—	322,950
Property and equipment, net	64,179	—	64,179
Acquired technology rights, net	64,334	—	64,334
Goodwill	18,601	—	18,601
Deferred tax assets—long-term portion	—	—	—
Notes receivable from employees	1,900	—	1,900
Other assets	27,807	—	27,807
Total assets	$499,771	$—	$499,771

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable and accrued liabilities	$61,265	$—	$61,265
Deferred revenue—current portion	33,776	—	33,776
Other current liabilities	1,698	—	1,698
Total current liabilities	96,739	—	96,739
Deferred revenue—long-term portion	29,463	—	29,463
Other long-term liabilities	4,382	—	4,382
Convertible notes	120,000	—	120,000

Commitments and contingencies (Note 12)
Stockholders’ equity:
Convertible redeemable preferred stock, $0.01 par value; 5,000 shares authorized; no shares issued and outstanding at December 31, 2005 and 2004	—		—
Common stock, $0.01 par value; 200,000 shares authorized; 67,220 and 61,588 shares issued and outstanding at December 31, 2005 and 2004, respectively	616		616
Additional paid-in capital	407,258	21,459	428,717
Deferred stock compensation	(4,265)	—	(4,265)
Accumulated other comprehensive loss	(3,371)	—	(3,371)
Accumulated deficit	(151,051)	(21,459)	(172,510)
Total stockholders’ equity	249,187	—	249,187
Total liabilities and stockholders’ equity	$499,771	$—	$499,771

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	For the Year Ended December 31, 2004
	(As previously reported)	(Adjustments)	(As previously reported)
REVENUE:
Product sales	$277,256	$—	$277,256
Product related revenue	53,629	—	53,629
Total product and product related revenue	330,885	—	330,885
Royalties and other revenue	9,832	—	9,832
Revenue from Perlegen Sciences	5,245	—	5,245
Total revenue	345,962	—	345,962

COSTS AND EXPENSES:
Cost of product sales	81,700	—	81,700
Cost of product related revenue	9,634	—	9,634
Cost of revenue from Perlegen Sciences	3,611	—	3,611
Research and development	73,405	—	73,405
Selling, general and administrative	116,973	—	116,973
Stock-based compensation	920	—	920
Amortization of purchased intangibles	—	—	—
Acquired in-process technology	—	—	—
Total costs and expenses	286,243	—	286,243
Income from operations	59,719	—	59,719
Interest income and other, net	2,317	—	2,317
Interest expense	(11,102)	—	(11,102)
Income before income taxes	50,934	—	50,934
Income tax provision	(3,326)	—	(3,326)
Net income	$47,608	$—	$47,608
Basic net income per common share	$0.79	$—	$0.79
Diluted net income per common share	$0.74	$—	$0.74
Shares used in computing basic net income per share	60,512	—	60,512
Shares used in computing diluted net income per share	66,878	—	66,878

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	For the Year Ended December 31, 2004
	(As previously reported)	(Adjustments)	(As previously reported)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$47,608	$—	$47,608
Adjustments to reconcile net income to net cash provided by operating activities:		—
Depreciation and amortization	19,660	—	19,660
Amortization of intangible assets	6,075	—	6,075
Gain from repurchase of convertible notes	—	—	—
Redemption premium and related write off of debt issuance costs	8,095	—	8,095
Charge for acquired in-process technology	—	—	—
Amortization of investment premiums, net	(1,142)	—	(1,142)
Stock based compensation	920	—	920
Write down of equity investments	2,283	—	2,283
Realized loss on equity method investment in Perlegen Sciences	—	—	—
Realized loss (gain) on the sales of investments	859	—	859
Deferred tax assets	—	—	—
Amortization of debt offering costs	756	—	756
Accretion of interest on notes receivable	(26)	—	(26)
Loss on disposal of equipment	657	—	657
Changes in operating assets and liabilities:		—
Accounts receivable, net	(22,062)	—	(22,062)
Inventories	4,635	—	4,635
Prepaid expenses and other assets	(2,867)	—	(2,867)
Accounts payable and accrued liabilities	(7,535)	—	(7,535)
Deferred revenue	(10,126)	—	(10,126)
Other long-term liabilities	1,142	—	1,142
Net cash provided by operating activities	48,932	—	48,932

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(21,885)	—	(21,885)
Purchases of available-for-sale securities	(182,876)	—	(182,876)
Proceeds from sales and maturities of available for sale securities	202,780	—	202,780
Purchase of non marketable equity investments	(1,741)	—	(1,741)
Purchase of non marketable equity investments in Perlegen	—	—	—
Capital distribution from non-marketable investment	—	—	—
Purchases of technology rights	(43,063)	—	(43,063)
Purchase of option to license technology	—	—	—
Issuance of loan to ParAllele BioScience, Inc.	—	—	—
Acquisition of ParAllele BioScience, Inc., net of cash acquired	—	—	—
Net cash provided by investing activities	(46,785)	—	(46,785)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	For the Year Ended December 31, 2004
	(As previously reported)	(Adjustments)	(As previously reported)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	$36,241	$—	$36,241
Repayment of notes receivable from stockholders	454	—	454
Issuance of senior convertible notes	—	—	—
Repurchase of convertible subordinated notes	—	—	—
Redemption of convertible subordinated notes	(271,778)	—	(271,778)
Net cash used in financing activities	(235,083)	—	(235,083)
Effect of foreign currency translation on cash and cash equivalents	(397)	—	(397)
Net decrease in cash and cash equivalents	(233,333)	—	(233,333)
Cash and cash equivalents at beginning of year	275,928	—	275,928
Cash and cash equivalents at end of year	$42,595	$—	$42,595

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Recognition of deferred tax assets relating to tax benefits from employee stock plans	$—	$—	$—
Acquisition of technology rights	$—	$—	$—
Issuance of common stock upon exercise of common stock purchase right	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$10,623	$—	$10,623
Cash paid for income taxes	$1,127	$—	$1,127

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	For the Year Ended December 31, 2003
	(As previously reported)	(Adjustments)	(As restated)
REVENUE:
Product sales	$222,748	$—	$222,748
Product related revenue	58,032	—	58,032
Total product and product related revenue	280,780	—	280,780
Royalties and other revenue	10,556	—	10,556
Revenue from Perlegen Sciences	9,460	—	9,460
Total revenue	300,796	—	300,796

COSTS AND EXPENSES:
Cost of product sales	80,158	—	80,158
Cost of product related revenue	9,657	—	9,657
Cost of revenue from Perlegen Sciences	9,460	—	9,460
Research and development	65,909	—	65,909
Selling, general and administrative	104,797	—	104,797
Stock-based compensation	2,238	1,724	3,962
Amortization of purchased intangibles	937	—	937
Acquired in-process technology	10,096	—	10,096
Total costs and expenses	283,252	1,724	284,976
Income from operations	17,544	(1,724)	15,820
Interest income and other, net	16,662	—	16,662
Interest expense	(17,358)	—	(17,358)
Income before income taxes	16,848	(1,724)	15,124
Income tax provision	(2,563)	—	(2,563)
Net income	$14,285	$(1,724)	$12,561
Basic net income per common share	$0.24	$(0.03)	$0.21
Diluted net income per common share	$0.24	$(0.03)	$0.21
Shares used in computing basic net income per share	58,860	—	58,860
Shares used in computing diluted net income per share	60,582	—	60,582

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	For the Year Ended December 31, 2003
	(As previously reported)	(Adjustments)	(As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,285	$(1,724)	$12,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,214	—	22,214
Amortization of intangible assets	4,463	—	4,463
Gain from repurchase of convertible notes	(739)	—	(739)
Redemption premium and related write off of debt issuance costs	—	—	—
Charge for acquired in-process technology	—	—	—
Amortization of investment premiums, net	2,013	—	2,013
Stock based compensation	2,238	1,724	3,962
Write down of equity investments	938	—	938
Realized loss on equity method investment in Perlegen Sciences	—	—	—
Realized loss (gain) on the sales of investments	(5,603)	—	(5,603)
Deferred tax assets	—	—	—
Amortization of debt offering costs	1,538	—	1,538
Accretion of interest on notes receivable	(158)	—	(158)
Loss on disposal of equipment	447	—	447
Changes in operating assets and liabilities:
Accounts receivable, net	(5,357)	—	(5,357)
Inventories	4,107	—	4,107
Prepaid expenses and other assets	(2,647)	—	(2,647)
Accounts payable and accrued liabilities	3,217	—	3,217
Deferred revenue	53,984	—	53,984
Other long-term liabilities	(5,082)	—	(5,082)
Net cash provided by operating activities	89,858	—	89,858

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(12,436)	—	(12,436)
Purchases of available-for-sale securities	(447,422)	—	(447,422)
Proceeds from sales and maturities of available for sale securities	560,057	—	560,057
Purchase of non marketable equity investments	(7,500)	—	(7,500)
Purchase of non marketable equity investments in Perlegen	—	—	—
Capital distribution from non-marketable investment	—	—	—
Purchases of technology rights	(3,303)	—	(3,303)
Purchase of option to license technology	(3,000)	—	(3,000)
Issuance of loan to ParAllele BioScience, Inc.	—	—	—
Acquisition of ParAllele BioScience, Inc., net of cash acquired	—	—	—
Net cash provided by investing activities	86,396	—	86,396

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	For the Year Ended December 31, 2003
	(As previously reported)	(Adjustments)	(As restated)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	$12,497	$—	$12,497
Repayment of notes receivable from stockholders	344	—	344
Issuance of senior convertible notes	120,000	—	120,000
Repurchase of convertible subordinated notes	(100,701)	—	(100,701)
Redemption of convertible subordinated notes	—	—	—
Net cash provided by financing activities	32,140	—	32,140
Effect of foreign currency translation on cash and cash equivalents	(354)	—	(354)
Net increase in cash and cash equivalents	208,040	—	208,040
Cash and cash equivalents at beginning of year	67,888	—	67,888
Cash and cash equivalents at end of year	$275,928	$—	$275,928

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Recognition of deferred tax assets relating to tax benefits from employee stock plans	$—	$—	$—
Acquisition of technology rights	$3,000	$—	$3,000
Issuance of common stock upon exercise of common stock purchase right	$3,000	$—	$3,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$17,346	$—	$17,346
Cash paid for income taxes	$1,751	$—	$1,751

The following tables set forth the effects of the restatement on certain line items within the Company’s consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003 and consolidated balance sheets as of December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004	2003
Stock-based compensation expense:
Cost of product sales - as previously reported	$134	$—	$—
Cost of product sales - as restated	134	—	69
Research and development - as previously reported	342	720	1,713
Research and development - as restated	342	720	2,144
Selling, general and administrative - as previously reported	630	200	525
Selling, general and administrative - as restated	630	200	1,749
Total stock-based compensation expense - as previously reported	$1,106	$920	$2,238
Total stock-based compensation expense - as restated	$1,106	$920	3,962
Income before income taxes:
As previously reported	$62,608	$50,934	$16,848
As restated	$62,608	$50,934	$15,124
Income tax provision (benefit):
As previously reported	$5,092	$3,326	$2,563
As restated	$(3,179)	$3,326	$2,563
Net income:
As previously reported	$57,516	$47,608	$14,285
As restated	$65,787	$47,608	$12,561

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	Year Ended December 31,
	2005	2004	2003
Basic net income per share:
As previously reported	$0.90	$0.79	$0.24
As restated	$1.03	$0.79	$0.21
Diluted net income per share:
As previously reported	$0.84	$0.74	$0.24
As restated	$0.96	$0.74	$0.21

	As of December 31,
	2005	2004
Deferred tax assets – current portion:	$22,117	$—
As previously reported	$26,230	$—
As restated
Deferred tax assets – long-term portion:	$13,436	$—
As previously reported	$17,594	$—
As restated
Additional paid-in capital:	$624,727	$407,258
As previously reported	$646,186	$428,717
As restated
Accumulated deficit:
As previously reported	$93,535	$151,051
As restated	$106,723	$172,510

The following is a summary of the effect of these corrections on the Company’s pro-forma calculation of its net income per share for the years ended December 31, 2005 and 2003:

	Year Ended December 31,
	2005	2005
	(As previously reported)	(As restated)
Net income—as reported	$57,516	$65,787
Add: Stock based employee compensation expense included in reported net income, net of tax	384	384
Deduct: Total stock based employee compensation expense determined under fair value method for all awards, net of tax	(15,800)	(15,800)
Pro forma net income	$42,100	$50,371
Net income per share:
Basic net income per common share—as reported	$0.90	$1.03
Diluted net income per common share—as reported	$0.84	$0.96
Basic net income per common share—pro forma	$0.66	$0.79
Diluted net income per common share—pro forma	$0.60	$0.74

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	Year Ended December 31,
	2003	2003
	(As previously reported)	(As restated)
Net income—as reported	$14,285	$12,561
Add: Stock based employee compensation expense included in reported net income, net of tax	2,238	3,962
Deduct: Total stock based employee compensation expense determined under fair value method for all awards, net of tax	(29,220)	(29,220)
Pro forma net income	$(12,697)	$(12,697)
Net income (loss) per share:
Basic net income per common share—as reported	$0.24	$0.21
Diluted net income per common share—as reported	$0.24	$0.21
Basic net (loss) per common share—pro forma	$(0.22)	$(0.22)
Diluted net (loss) per common share—pro forma	$(0.22)	$(0.22)

Certain other footnotes appearing in these financial statements were impacted by these corrections.
Refer to Notes 2, 4, 17, 20 and 21.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Attachment F

Note 4 – Acquisition (Intangible assets and goodwill, In-process technology)

Intangible Assets and Goodwill

A valuation of the purchased intangibles was undertaken by Affymetrix’ management in its determination of the estimated fair value of such assets. The $4.9 million value assigned to developed technology and patents is included in acquired technology rights on the Company’s Consolidated Balance Sheet and will be amortized to cost of product sales over the estimated useful lives of these assets, generally five to eight years. Affymetrix had recorded amortization expense of approximately $0.2 million for the year ended December 31, 2005 related to these acquired patents and technology. The $0.3 million value assigned to backlog will be amortized to selling, general & administrative expenses within one year. Goodwill of $105.7 million was recorded as the excess of the purchase price over the net assets acquired. No goodwill was deemed to be deductible for income tax purposes.

In-process Technology

Management determined the estimated fair value of certain research and development programs in-process at the acquisition date that had not yet reached technological feasibility and had no alternative future use. These projects primarily included the development of a DNA genotyping product and to a lesser extent certain RNA and other expression products. The fair values of these projects were determined using the Income Approach whereby management estimated each project’s related future net cash flows between 2005 and 2015 and discounted them to their present value using a risk adjusted discount rate of 28%. This discount rate is based on the Company’s estimated weighted average cost of capital adjusted upward for the risks associated with the projects acquired. The projected cash flows from the acquired projects were based on estimates of revenues and operating profits related to the projects considering the stage of development of each potential product acquired, the time and resources needed to complete the development and approval of each product, the life of each potential commercialized product and the inherent difficulties and uncertainties in developing products and services based on complex genetic technologies and biochemical processes. The Company expects significant cash flows from these projects to begin in 2006 and is not anticipating any material changes to its historical pricing, expense levels or gross margins related to these products.

As of October 21, 2005 and December 31, 2005, the DNA genotyping project was 33% complete and the RNA & other projects were 40% complete. The Company expects to incur costs of approximately $5.6 million to complete the DNA genotyping project and costs of $1.5 million to complete the RNA & other projects. Upon consummation of the acquisition on October 21, 2005 and completion of our valuation efforts, $8.3 million was charged to acquired in-process technology in the Consolidated Statement of Operations.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Attachment G

NOTE 15—SENIOR CONVERTIBLE NOTES

On December 10, 2003, the Company issued $120.0 million of 0.75% Senior Convertible Notes (the “0.75% Notes”) due December 15, 2033. The net proceeds after issuance costs from the 0.75% Notes offering were approximately $116.2 million. The 0.75% Notes bear interest of 0.75% per year on the principal amount payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2004. The Company used the net proceeds of the offering to repurchase its 4.75% Notes.  The Company incurred broker discount and issuance costs of approximately $3.8 million which are being amortized over the effective life of the 0.75% Notes. The effective life of the 0.75% Notes due 2033 is five years, the period up to the first date that the Holders can require the Company to repurchase the notes.

The 0.75% Notes are convertible into 32.2431 shares of Affymetrix common stock per $1,000 principal amount of notes which equates to 3,869,172 shares of common stock, or a conversion price equivalent of $31.01 per share of common stock. The conversion rate is subject to adjustment upon the occurrence of the following specified events:

•	issuing shares of the Company’s common stock as a dividend or distribution of the Company’s common stock;

•	effecting a stock split or stock combination;

•	issuing to all or substantially all Holders of the Company’s common stock any rights or warrants under certain circumstances and with certain entitlements;

•	distributing shares of the Company’s common stock, evidences of indebtedness or other assets or property, to all or substantially all Holders of the Company’s common stock, with certain exceptions;

•	making cash distributions to all or substantially all Holders of the Company’s common stock; or

•	should the Company or any of its subsidiaries purchase shares of its common stock pursuant to a tender offer at a premium to market.

Holders may convert their Notes into shares of Affymetrix’ common stock prior to the close of business on the business day prior to the maturity date under the following circumstances: (1) during any quarterly conversion period prior to December 15, 2028, if the sales price of the Company’s common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the first day of such conversion period reaches a specified threshold, (2) on or after December 28, 2028, at any time after the sale price of the Company’s common stock on any date is greater than 130% of the then current conversion price, (3) during the five consecutive trading-day period in which the average of the trading prices for the notes was less than 98% of the average of the sale price of the Company’s common stock multiplied by the then applicable conversion rate, (4) the 0.75% Notes are called for redemption, or (5) specified corporate transactions have occurred.

On December 15, 2008, the security Holders have the option to deliver the 0.75% Notes to Affymetrix and require the Company to repurchase all outstanding 0.75% Notes for $1,000 in cash each up to a maximum of $120.0 million for all outstanding 0.75% Notes. Additionally, security Holders also have the option to require the Company to repurchase the 0.75% Notes payable in cash along with any accrued but unpaid interest on December 15, 2013, 2018, 2023, and 2028. Additionally, on or after December 15, 2008, Affymetrix has the option of redeeming for cash at 100% of the principal amount all or part of the then outstanding 0.75% Notes plus accrued but unpaid interest.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

The 0.75% Notes are unsecured and rank equally with the Company’s other existing and future senior indebtedness.  The Notes are structurally subordinated to any current or future indebtedness and other liabilities of the Company’s subsidiaries.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Attachment H

NOTE 21—UNAUDITED QUARTERLY FINANCIAL INFORMATION

	2005(4)				2004
	Fourth Quarter(3)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter(1)
	(As restated)	(As restated)	(As restated)	(As restated)	(As previously reported)	(As previously reported)	(As previously reported)	(As previously reported)
	(in thousands, except per share amounts)
Total revenue (excluding Perlegen)	$108,734	$81,227	$82,140	$86,428	$106,383	$78,988	$78,362	$76,984
Perlegen revenue	$2,755	$2,220	$1,911	$2,187	$1,325	$2,742	$1,392	$1,649
Total cost of goods sold (excluding Perlegen)	$30,653	$23,410	$20,411	$21,784	$26,808	$19,474	$21,464	$23,588
Perlegen cost of goods sold	$803	$1,359	$1,750	$1,242	$572	$569	$1,099	$1,371
Income tax benefit (provision)	$6,510	$(823)	$(846)	$(1,662)	$(1,111)	$(601)	$(755)	$(859)
Net income (loss)	$24,774	$8,713	$7,811	$16,218	$27,055	$15,377	$7,009	$(1,833)
Basic net income (loss) per share	$0.38	$0.14	$0.12	$0.26	$0.44	$0.25	$0.12	$(0.03)
Diluted net income (loss) per share(2)	$0.35	$0.13	$0.12	$0.24	$0.41	$0.24	$0.11	$(0.03)

	2005(4)				2004
	Fourth Quarter(3)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter(1)
Balance Sheet Data	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)
	(in thousands, except per share amounts)
Deferred tax assets – current portion	$8,271	$2,436	$1,752	$1,226	$—	$—	$—	$—
Current assets	$461,032	$397,940	$378,283	$354,891	$322,950	$275,041	$247,042	$303,422
Total assets	$775,094	$571,854	$553,688	$532,505	$499,771	$452,008	$425,076	$439,897
Additional paid-in capital	$646,186	$484,052	$475,652	$456,352	$428,717	$414,729	$411,148	$407,574
Accumulated deficit	$(106,723)	$(137,332)	$(146,730)	$(155,066)	$(172,510)	$(199,565)	$(214,942)	$(221,951)

_____________
(1)
In January 2004, the Company completed the redemption of its 5.0% Notes ($102.0 million face value). In connection with the redemption, the Company recorded a charge of $3.2 million to interest expense in the first quarter of 2004, related to the unamortized issuance costs and redemption fee associated with the repurchased 5.0% Notes. In February 2004, the Company also completed the redemption of its 4.75% Notes ($165.5 million face value). In connection with the redemption, the Company recorded a charge of $4.9 million to interest expense related to the unamortized issuance costs and redemption fee associated with the repurchased 4.75% Notes.

(2)
In September 2004, the Emerging Issues Task Force reached a consensus on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share,” (“EITF 04-8”) which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings per share. EITF 04-8 requires that contingently convertible debt instruments be included in the computation of diluted earnings per share regardless of whether the market price trigger has been met. EITF 04-8 also requires that prior period diluted earnings per share amounts presented for comparative purposes be restated. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The Company’s diluted earnings per share calculation has been restated to include shares issuable upon conversion of the

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Company’s 0.75% senior convertible notes issued in 2003 for periods where the Company reported net income. There were no changes to reported diluted earnings per share except for the third quarter of 2004 where the diluted earnings per share decreased from $0.25 to $0.24.

(3)
On October 21, 2005, we recorded a charge of approximately $8.3 million related to acquired in-process technology in connection with our acquisition of ParAllele BioScience, Inc. (“ParAllele”), a provider of comprehensive genetic discovery solutions to the life science research, pharmaceutical and diagnostic sectors.

(4)
On August 9, 2006, the Company concluded that its consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 should be restated to record additional non-cash stock-based compensation expense, and the related income tax impact, resulting from stock options granted during fiscal years 1997 to 1999 that were incorrectly accounted for under U.S. generally accepted accounting principles. The Company has determined that the cumulative, pre-tax, non-cash, stock-based compensation expense resulting from using revised measurement dates for accounting purposes was approximately $0, $0 and $1.7 million for the years ended December 31, 2005, 2004, and 2003, respectively, and $19.7 million for the five years preceding 2003, based on the vesting periods of the respective grants.  In addition, the Company recorded an income tax benefit of $8.3 million in fiscal 2005.

The following tables present the effects of the adjustments made to the Company’s previously reported unaudited quarterly financial information for the years ended December 31, 2005 and 2004 (thousands except per share amounts):

Four Quarters Ended December 31, 2005:

	Three Months Ended March 31, 2005			Three Months Ended June 30, 2005
	(As previously reported)	(Adjustments)	(As restated)	(As previously reported)	(Adjustments)	(As restated)
Total revenue (excluding Perlegen)	$86,428	$—	$86,428	$82,140	$—	$82,140
Perlegen revenue	$2,187	$—	$2,187	$1,911	$—	$1,911
Total cost of goods sold (excluding Perlegen)	$21,784	$—	$21,784	$20,411	$—	$20,411
Perlegen cost of goods sold	$1,242	$—	$1,242	$1,750	$—	$1,750
Income tax (provision ) benefit	$(2,888)	$1,226	$(1,662)	$(1,371)	$526	$(845)
Net income	$16,218	$1,226	$17,444	$7,811	$526	$8,337
Basic net income per share	$0.26	$0.02	$0.28	$0.12	$0.01	$0.13
Diluted net income per share	$0.24	$0.02	$0.26	$0.12	$—	$0.12

	As of March 31, 2005			As of June 30, 2005
	(As previously reported)	(Adjustments)	(As restated)	(As previously reported)	(Adjustments)	(As restated)
Deferred tax assets – current portion	$—	$1,226	$1,226	$—	$1,752	$1,752
Current assets	$353,665	$1,226	$354,891	$376,531	$1,752	$378,283
Total assets	$531,279	$1,226	$532,505	$551,936	$1,752	$553,688
Additional paid-in capital	$434,893	$21,459	$456,352	$454,193	$21,459	$475,652
Accumulated deficit	$(134,833)	$(20,233)	$(155,066)	$(127,022)	$(19,708)	$(146,730)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	Three Months Ended September 30, 2005			Three Months Ended December 31, 2005
	(As previously reported)	(Adjustments)	(As restated)	(As previously reported)	(Adjustments)	(As restated)
Total revenue (excluding Perlegen)	$81,227	$—	$81,227	$108,734	$—	$108,734
Perlegen revenue	$2,220	$—	$2,220	$2,755	$—	$2,755
Total cost of goods sold (excluding Perlegen)	$23,410	$—	$23,410	$30,653	$—	$30,653
Perlegen cost of goods sold	$1,359	$—	$1,359	$803	$—	$803
Income tax (provision ) benefit	$(1,508)	$685	$(823)	$675	$5,835	$6,510
Net income	$8,713	$685	$9,398	$24,774	$5,835	$30,609
Basic net income per share	$0.14	$0.01	$0.15	$0.38	$0.08	$0.46
Diluted net income per share	$0.13	$0.01	$0.14	$0.35	$0.08	$0.43

	As of September 30, 2005			As of December 31, 2005
	(As previously reported)	(Adjustments)	(As restated)	(As previously reported)	(Adjustments)	(As restated)
Deferred tax assets – current portion	$—	$2,436	$2,436	$—	$8,271	$8,271
Current assets	$395,504	$2,436	$397,940	$452,761	$8,271	$461,032
Total assets	$569,418	$2,436	$571,854	$766,823	$8,271	$775,094
Additional paid-in capital	$462,593	$21,459	$484,052	$624,727	$21,459	$646,186
Accumulated deficit	$(118,309)	$(19,024)	$(137,332)	$(93,535)	$13,188	$(106,723)

Four Quarters Ended December 31, 2004:

	Three Months Ended March 31, 2004			Three Months Ended June 30, 2004
	(As previously reported)	(Adjustments)	(As previously reported)	(As previously reported)	(Adjustments)	(As previously reported)
Total revenue (excluding Perlegen)	$76,984	$—	$76,984	$78,362	$—	$78,362
Perlegen revenue	$1,649	$—	$1,649	$1,392	$—	$1,392
Total cost of goods sold (excluding Perlegen)	$23,588	$—	$23,588	$21,464	$—	$21,464
Perlegen cost of goods sold	$1,371	$—	$1,371	$1,099	$—	$1,099
Income tax provision	$(859)	$—	$(859)	$(755)	$—	$(755)
Net (loss) income	$(1,833)	$—	$(1,833)	$7,009	$—	$7,009
Basic net (loss) income per share	$(0.03)	$—	$(0.03)	$0.12	$—	$0.12
Diluted net (loss) income per share	$(0.03)	$—	$(0.03)	$0.11	$—	$0.11

	As of March 31, 2004			As of June 30, 2004
	(As previously reported)	(Adjustments)	(As restated)	(As previously reported)	(Adjustments)	(As restated)
Deferred tax assets – current portion	$—	$—	$—	$—	$—	$—
Current assets	$303,422	$—	$303,422	$247,042	$—	$247,042
Total assets	$439,897	$—	$439,897	$425,076	$—	$425,076
Additional paid-in capital	$386,115	$21,459	$407,574	$389,689	$21,459	$411,148
Accumulated deficit	$(200,492)	$(21,459)	$(221,951)	$(193,483)	$(21,459)	$(214,942)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

	Three Months Ended September 30, 2004			Three Months Ended December 31, 2004
	(As previously reported)	(Adjustments)	(As previously reported)	(As previously reported)	(Adjustments)	(As previously reported)
Total revenue (excluding Perlegen)	$78,988	$—	$78,988	$106,383	$—	$106,383
Perlegen revenue	$2,742	$—	$2,742	$1,325	$—	$1,325
Total cost of goods sold (excluding Perlegen)	$19,474	$—	$19,474	$26,808	$—	$26,808
Perlegen cost of goods sold	$569	$—	$569	$572	$—	$572
Income tax provision	$(601)	$—	$(601)	$(1,111)	$—	$(1,111)
Net income	$15,377	$—	$15,377	$27,055	$—	$27,055
Basic net income per share	$0.25	$—	$0.25	$0.44	$—	$0.44
Diluted net income per share	$0.24	$—	$0.24	$0.41	$—	$0.41

	As of September 30, 2004			As of December 31, 2004
	(As previously reported)	(Adjustments)	(As restated)	(As previously reported)	(Adjustments)	(As restated)
Deferred tax assets – current portion	$—	$—	$—	$—	$—	$—
Current assets	$275,041	$—	$275,041	$322,950	$—	$322,950
Total assets	$452,008	$—	$452,008	$499,771	$—	$499,771
Additional paid-in capital	$393,270	$21,459	$414,729	$407,258	$21,459	$428,717
Accumulated deficit	$(178,106)	$(21,459)	$(199,565)	$(151,051)	$(21,459)	$(172,510)

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Attachment I

ITEM 9A. CONTROLS AND PROCEDURES

Background of Restatement

On August 9, 2006, we concluded that our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 should be restated to record additional non-cash stock-based compensation expense, and the related income tax impact, resulting from stock options granted during fiscal years 1997 to 1999 that were incorrectly accounted for under U.S. generally accepted accounting principles. Our decision to restate our financial statements was based on the results of an internal review of our historical stock option granting practices from January 1, 1997 through May 31, 2006 performed under the direction of the Audit Committee of the Board of Directors.  The internal review identified certain errors and documentation lapses with respect to the proper recording and keeping of certain Compensation Committee minutes by the Company but did not find any pattern or practice of inappropriately identifying grant dates with hindsight in order to provide “discounted” or “in-the-money” grants.

We have concluded that there was a material accounting error in the case of a stock option grant for an aggregate of 1.99 million shares in July 1999.  The minutes of the Compensation Committee of the Board reflect that these options were discussed and approved at a meeting on July 30, but the exercise price was set based upon the fair market value of Affymetrix Common Stock on July 1.  Although the Company’s historical practices suggest that these options would have been approved by the Compensation Committee on or prior to July 1, no record of any such action was located.  In light of the restatement required by this matter, we have also included in this restatement corrections relating to similar errors and documentation lapses, which were not material, in the fiscal years 1997 and 1998.  Approximately 97% of the charges relating to the restatement arose from the July 1999 error.

We have determined that the cumulative, pre-tax, non-cash, stock-based compensation expense resulting from revised measurement dates for options granted between 1997 and 1999 was approximately $21.5 million. Accordingly, we recorded stock-based compensation expense of $0, $0, and $1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $19.7 million for the five years preceding 2003, based on the vesting periods of the respective grants.  In addition, we recorded an income tax benefit of $8.3 million in 2005.  Principally as a result of cumulative losses incurred through 2004, we recorded a full valuation allowance against all deferred tax assets for the years ended December 31, 2004 and 2003 and consequently, there is no income tax effect of the additional stock-based compensation expense recorded in those years.  The cumulative effect of the restatement adjustments on our consolidated balance sheet at December 31, 2005 was an increase in additional paid-in capital of $21.5 million offset by an increase in the accumulated deficit of $13.2 million, which results in a net effect on stockholders’ equity of $8.3 million.  The adjustments increased previously reported basic and diluted net income per common share by $0.13 and $0.12, respectively, for the year ended December 31, 2005 and decreased basic and diluted net income per common share by $0.03 for the year ended December 31, 2003.

As part of our review, we assessed generally whether there were other matters that should have been corrected in our previously issued consolidated financial statements. Apart from the errors underlying the restatement described above, no other matters have come to our attention that should be adjusted in our previously issued consolidated financial statements.

Disclosure Controls and Procedures

Affymetrix’s management carried out an evaluation, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934  (the “Exchange Act”), with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as of the end of the period covered by this

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

report. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by this Report on Form 10 K/A, such that the information relating to Affymetrix and its consolidated subsidiaries required to be disclosed in our Exchange Act reports filed with the SEC (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to Affymetrix’s management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a 15(f) and 15d 15(f). Under the supervision of our Chief Executive Officer and Chief Financial Officer and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the operations acquired from ParAllele BioScience, Inc. on October 21, 2005, which are included in our fiscal 2005 consolidated financial statements and which, in the aggregate, consisted of $5.4 million and $4.5 million of total assets and net assets, respectively, as of December 31, 2005 and which in the aggregate, represented $4.5 million and $1.1 million of revenues and losses from operations, respectively, for the year then ended. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2005. Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears below.

Management’s Consideration of the Restatement

In reaching the conclusion that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2005, management considered, among other things, the control deficiencies related to accounting for stock-based compensation which resulted in the need to restate our previously issued consolidated financial statements as disclosed in Note 3, “Restatement of Previously Issued Financial Statements,” included in Item 8 of this report. Based upon a review of such deficiencies and accounting for the fact that the most recent of the errors and documentation lapses of the type resulting in the restatement occurred prior to 2001, management determined that substantial reforms to the Company’s controls and procedures implemented during the 2001 fiscal year were sufficient to prevent or detect a material misstatement and therefore the likelihood of stock-based compensation, deferred compensation and deferred tax assets being materially misstated is not more than remote.  Accordingly, management has concluded that the control deficiencies that resulted in the restatement of the previously issued consolidated financial statements did not constitute a material weakness as of December 31, 2005.

Mr. Gary Todd
Securities and Exchange Commission
June 15, 2007

Changes in internal control over financial reporting

Affymetrix’s management carried out an evaluation, as required by Rule 13a-15(d) of the Exchange Act, with the participation of our Chief Executive Officer and our Chief Financial Officer, of changes in Affymetrix’s internal control over financial reporting.  Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.